UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of March, 2005

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes      |_|                       No       |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes      |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      |_|                       No       |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

   1. Press release dated March 8, 2005

   2. Press release dated March 14, 2005

   3. Two (2) press release dated March 17, 2005

   4. Financial Statements for the period ended December 31, 2004

   5. Press release dated March 21, 2005

   6. Press release dated March 29, 2005

   7. Annual Proxy Circular

   8. Annual Proxy Form

   9. 2004 Annual Report

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ART ADVANCED RESEARCH
                                  TECHNOLOGIES INC.


                                  By: s/s Sebastien Gignac
                                     ------------------------------------------
                                     Name:  Sebastien Gignac
                                     Title: Vice President, Corporate Affairs,
                                            Secretary and General Counsel
Dated: March 31st, 2005

[LOGO] ART

News release
For immediate publication

      ART INVITED TO PARTICIPATE IN THE CANADIAN MEDICAL DEVICE TECHNOLOGY
                      PARTNERING MISSION TO MASSACHUSETTS

Montreal, Canada, March 8, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it will take part this week in a mission to the Greater Boston area, focused on Technology partnering for medical devices, and organized by the Consulate General of Canada in Boston. Micheline Bouchard, President & CEO, will present an overview of ART's business at the Massachusetts Medical Society Conference Center, located at 860 Winter Street in Waltham, Mass., on March 10, 2005. Ms. Bouchard's presentation will take place at 8:45 a.m. (EST).
The purpose of the mission is to introduce the capabilities of Canadian companies that develop high technology medical devices to US companies and organizations in order to foster new strategic technology partnerships. ART will be one of twelve Canadian companies that have been selected to participate in this mission.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
 Jacques Raymond: jraymond@art.ca
Vice-President, Business Development
 Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART                                              GE Healthcare
                                                         [LOGO] GE

News release
For immediate publication

  ART AND GE HEALTHCARE EXPAND THE EXPLORE OPTIX(TM) IMAGING PRODUCT LINE WITH
                    GLOBAL LAUNCH OF MULTIWAVELENGTH SYSTEM

Multiwavelength system addresses larger markets through significant expansion of eXplore Optix(TM) time-domain small animal molecular imaging system capability.

Montreal, Canada, March 14, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leading developer of optical imaging technologies, and GE Healthcare, a unit of General Electric Company (NYSE: GE), today announced the global launch of the multiwavelength system module and the expansion of ART's eXplore Optix(TM) time-domain small animal molecular imaging system product line.

"This launch reflects ART's focus on customer needs with an eXplore Optix product line offering greater flexibility with hardware system and software modules that address important new market segments, as growth in the emerging market of molecular imaging accelerates", declared Ms. Micheline Bouchard, President & CEO of ART. "We are very pleased to have worked effectively in close collaboration with GE Healthcare to ensure the successful launch of our new multiwavelength system", added Ms Bouchard.

"We have developed a strong and unique partnership with ART which we see as instrumental in achieving GE's vision of becoming a global leader in the pre-clinical optical molecular imaging market", stated Ms. Bich Le, General Manager, Pre-clinical Imaging, GE Healthcare Bio-Sciences.

Early customer response to the new product has been extremely favorable as demonstrated by the advanced orders from several major multinational pharmaceutical customers and academic institutions. Customers are both upgrading their existing system to multi-wavelength capability and in some cases adding a second system.

"The Multiwavelength version of the eXplore Optix significantly extends the operating spectrum and flexibility by adding support for up to 4 pulsed laser diodes and 14 filters", stated Laura McIntosh, PhD, Program Director, Small Animal Molecular Imaging at ART. "This allows targeting of multiple fluorescent markers with different spectral properties", added Dr. McIntosh.

The new Multiwavelength system provides the end-user with the capability of operating the system with different fluorophores without having to reconfigure the hardware. As each fluorophore requires a different laser wavelength and fluorophore filter, the new system incorporates a means of integrating and selecting multiple lasers and filters in the unit.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

About GE Healthcare

GE Healthcare provides transformational medical technologies that will shape a new age of patient care. GE Healthcare's expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, disease research, drug discovery and biopharmaceutical manufacturing technologies is dedicated to detecting disease earlier and helping physicians tailor treatment for individual patients. GE Healthcare offers a broad range of products and services to improve productivity in healthcare and enable healthcare providers to better diagnose, treat and manage patients with conditions such as cancer, neurological and cardiovascular diseases.

GE Healthcare is a $14 billion unit of General Electric Company (NYSE: GE) that is headquartered in the United Kingdom. Worldwide, GE Healthcare employs more than 42,500 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Raymond: jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)

Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

GE Healthcare
Kristin Silady: Kristin.silady@ge.com
Communications Manager, Americas
Tel.732.457.8149

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

                  ART RECEIVES AUTHORIZATION FROM HEALTH CANADA
                 TO BEGIN PIVOTAL TRIALS FOR ITS SOFTSCAN DEVICE

Montreal, Canada, March 17, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA) announced today that it has obtained authorization from Health Canada's Therapeutic Products Directorate to begin its pivotal clinical study in Canada for its SoftScan optical breast imaging system. This Health Canada Investigational Testing Authorization (ITA) authorizes ART to initiate patient enrollment at two clinical sites in Canada, including the McGill University Health Centre. ART is expected to receive authorization for additional sites in the coming months.

The requirements for a Class III medical device, such as SoftScan, are highly demanding. The Health Canada authorization signifies approval of the protocol for pivotal studies in Canada and is part of the ongoing regulatory process prior to commercialization and the filing of a Pre-Market Approval (PMA) application with the U.S. Food and Drug Administration (FDA).

"We are very pleased to have reached this important milestone on the path towards regulatory approval and commercialization of our SoftScan system", declared Ms. Micheline Bouchard, President & CEO of ART. "We are now in the final phase of our SoftScan clinical development plan and this authorization to begin our pivotal study for SoftScan puts ART on track to submit its PMA application with the U.S. FDA by the end of 2005 or early 2006", added Ms. Bouchard.

Health Canada's Therapeutic Products Directorate is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. Prior to being given market authorization, a manufacturer must present substantive scientific evidence of a product's safety, efficacy and quality.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.


FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Jacques Raymond: jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

       ART ADVANCED RESEARCH TECHNOLOGIES ANNOUNCES ITS FINANCIAL RESULTS
                        FOR YEAR ENDED DECEMBER 31, 2004

                      ART reports sales of US$ 1.9 million

Montreal, Canada, March 17, 2005 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leading developer of optical imaging technologies, is pleased to announce its financial results for the year ended December 31, 2004, where it reported sales of $1,935,000 compared to $681,875 for the eight-month period ended December 31, 2003. The company posted a net loss of $9,928,603 ($0.24 per share) for the year ended December 31, 2004, compared to $5,832,025 ($0.20 per share) for the eight-month period ended December 31, 2003. This increase in net loss can be attributed to different comparative periods, following a change in fiscal year-end effective December 31, 2003.

"This past year was marked by solid progress in our drive to commercialization," stated Micheline Bouchard, ART's President and CEO. "Our preclinical optical molecular imager, eXplore Optix(TM), is showing strong sales in an emerging market, and we are now poised to launch pivotal trials for SoftScan(R), our breast cancer diagnostic system," she added.

As at December 31, 2004, ART's working capital was US$12.5 million, including $11.8 million in cash and short-term investments compared with US$9.4 million as of December 31, 2003. During 2004, the net cash used for our operations was US$9.8 million, which is in line with expectations. The Company estimates that cash, cash equivalents and short-term investments will be sufficient to meet operating cash requirements, including the development of products through research and development activities and capital expenditures up to early 2006.

Financial Highlights (in US dollars)

To align reporting with most companies in the industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, ART is comparing a twelve-month period ended December 31, 2004 to an eight-month period ended December 31, 2003. As a result of this change in year end, ART's financial results in each of periods are not directly comparable primarily due to the fact that we are comparing two periods comprised of a different number of months.

For the year ended December 31, 2004, revenues generated through the sales of the eXplore Optix system were $ 1,935,000, compared to $ 681,875 for the eight-month period ended December 31, 2003. ART realized a gross margin of 53% for the year ended December 31, 2004 compared to 45% in the preceding period. As the Company transitions to the new multiwavelength base system and product extensions, offering upgrades to its customer base in 2005, it is expected that the gross margin will fluctuate in the coming fiscal year. In the first quarter of 2005, we have received new orders for three eXplore Optix systems, and upgrades to multiwavelength capacity for four installed base systems.

The Company's research & development ("R & D") expenditures for the year ended December 31, 2004, net of investment tax credits, amounted to $7,511,485 compared to $3,491,641 for the eight-month period ended December 31, 2003. ART pursued its efforts towards the preparation of its pivotal trials for the SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, the manufacturing of the clinical prototypes, preparing the protocols and selecting its clinical sites. Furthermore, ART continued its development of eXplore Optix product extensions such as the world's first commercial 3D time domain optical image reconstruction software for preclinical research and its multiwavelength system. In 2004, ART also obtained the ISO 9001:2000 certification.

The investment tax credits ("ITC") represented $1,264,856 or 14% of the overall expenditures in R & D for the year ended December 31, 2004, compared to $433,865 or 11% of the overall expenditures for eight-month period ended December 31, 2003. The ITC increase follows a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R & D expenditures in the year ended December 31, 2004.

Selling, general, and administrative ("SG&A") expenses for the year ended December 31, 2004, totaled $3,474,446 compared to $2,239,324 for the eight-month period ended December 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities.

As a result, the net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.

The financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for the year ended December 31, 2004, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.

Conference Call

ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (800) 387-6216. A replay of the call will be available until March 24, 2005. The telephone number to access the replay of the call is (800) 408-3053 code: 3141094.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Information Form.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

Financial Statements (in US$)


-30-

For information

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)

--------------------------------------------------------------------------------

                                                                   December 31,    December 31,
                                                                           2004            2003
                                                                   ------------    ------------
ASSETS
Current assets
     Cash                                                          $    631,164    $  4,200,128
     Term deposit, 1.45% (2.65% in 2003), maturing in April 2005        249,584         231,392
     Commercial papers, 2.24% to 2.51% (2.70% to 2.80% in 2003),
     maturing from January to March 2005                             10,950,403       4,993,040
     Accounts receivable                                                883,604         801,649
     Investment tax credits receivable                                  815,760       1,158,682
     Inventories                                                      1,014,551         336,042
     Prepaid expenses                                                   144,882         183,461
                                                                   ------------    ------------
                                                                     14,689,948      11,904,394
Property and equipment                                                  547,406         478,218
Patents                                                               1,527,533       1,322,184
                                                                   ------------    ------------
                                                                   $ 16,764,887    $ 13,704,796
                                                                   ============    ============
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                      $  2,155,073    $  2,292,404
                                                                   ------------    ------------
SHAREHOLDERS' EQUITY
Share capital and share purchase warrants                            80,696,107      67,870,684
Contributed surplus                                                     474,698          18,206
Deficit                                                             (68,122,241)    (56,753,062)
Cumulative translation adjustment                                     1,561,250         276,564
                                                                   ------------    ------------
                                                                     14,609,814      11,412,392
                                                                   ------------    ------------
                                                                   $ 16,764,887    $ 13,704,796
                                                                   ============    ============

--------------------------------------------------------------------------------

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)

--------------------------------------------------------------------------------

                                                                    Eight-month
                                                     Year ended    period ended
                                                   December 31,    December 31,      Year ended
                                                           2004            2003  April 30, 2003
                                                   ------------    ------------  --------------
Sales                                              $  1,935,000    $    681,875    $         --
Cost of sales                                           915,087         377,744              --
                                                   ------------    ------------    ------------
Gross margin                                          1,019,913         304,131              --
                                                   ------------    ------------    ------------

Operating expenses
     Research and development                         7,511,485       3,491,641       5,734,470
     Selling, general and administrative              3,474,446       2,239,324       2,885,065
     Amortization                                       249,627         136,643         138,173
                                                   ------------    ------------    ------------
                                                     11,235,558       5,867,608       8,757,708
                                                   ------------    ------------    ------------
Operating loss                                       10,215,645       5,563,477       8,757,708
Interest expense                                             --              --             393
Interest income                                        (300,221)        (63,384)        (99,674)
Foreign exchange loss                                    13,179         331,932         219,065
Other expenses                                               --              --       1,467,621
                                                   ------------    ------------    ------------
Loss from continuing operations before income
taxes                                                 9,928,603       5,832,025      10,345,113
Current income taxes recovered                               --              --      (1,318,668)
                                                   ------------    ------------    ------------
Loss from continuing operations                       9,928,603       5,832,025       9,026,445
Profit from discontinued operations                          --              --      (2,479,841)
                                                   ------------    ------------    ------------
Net loss                                              9,928,603       5,832,025       6,546,604
Deficit, beginning of year                           56,753,062      49,561,034      42,309,220
Share and share purchase warrant issue expenses       1,440,576       1,360,003         705,210
                                                   ------------    ------------    ------------
Deficit, end of year                               $ 68,122,241    $ 56,753,062    $ 49,561,034
                                                   ============    ============    ============

Basic and diluted loss per share from continuing
operations                                         $       0.24    $       0.20    $       0.38
                                                   ============    ============    ============

Basic and diluted earnings per share from
discontinued operations                            $         --    $         --    $      (0.10)
                                                   ============    ============    ============

Basic and diluted net loss per share               $       0.24    $       0.20    $       0.28
                                                   ============    ============    ============

Basic and diluted weighted average number of
common shares outstanding                            41,220,856      29,456,248      23,493,351
                                                   ============    ============    ============

--------------------------------------------------------------------------------

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)

--------------------------------------------------------------------------------

                                                                        Eight-month
                                                         Year ended    period ended
                                                       December 31,    December 31,        Year ended
                                                               2004            2003    April 30, 2003
                                                       ------------    ------------    --------------
OPERATING ACTIVITIES
Net loss                                               $ (9,928,603)   $ (5,832,025)   $   (6,546,604)
Items not affecting cash
     Amortization                                           249,627         136,643           138,173
     Stock-based compensation                               142,516          18,206                --
     Other expenses                                              --              --           717,621
Net change in working capital items
     Accounts receivable                                    (18,427)       (635,388)           61,298
     Investment tax credits receivable                      382,500        (150,125)         (563,018)
     Inventories                                           (584,827)       (321,780)               --
     Prepaid expenses                                        26,492          79,717          (175,242)
     Accounts payable and accrued liabilities               (74,535)        269,149           164,623
                                                       ------------    ------------    --------------
Cash flows from continuing operating activities          (9,805,257)     (6,435,603)       (6,203,149)
Cash flows from discontinued activities                          --              --        (4,330,520)
                                                       ------------    ------------    --------------
Cash flows from operating activities                     (9,805,257)     (6,435,603)      (10,533,669)
                                                       ------------    ------------    --------------
INVESTING ACTIVITIES
Short-term investments                                   (4,402,764)       (919,619)       (1,130,730)
Property and equipment                                     (234,972)       (166,078)          (53,408)
Other assets                                               (123,772)        500,017          (647,768)
                                                       ------------    ------------    --------------
Cash flows from continuing investing activities          (4,761,508)       (585,680)       (1,831,906)
Cash flows from discontinued activities                          --              --         5,500,000
                                                       ------------    ------------    --------------
Cash flows from investing activities                     (4,761,508)       (585,680)        3,668,094
                                                       ------------    ------------    --------------
FINANCING ACTIVITIES
Shares and share purchase warrants                       12,888,327      11,605,148         7,502,855
Share and share purchase warrant issue expenses          (1,440,576)     (1,360,003)         (705,210)
                                                       ------------    ------------    --------------
Cash flows from financing activities                     11,447,751      10,245,145         6,797,645
Effect of foreign currency translation adjustments          551,957         146,261           200,666
                                                       ------------    ------------    --------------
                                                         11,999,708      10,391,406         6,998,311
                                                       ------------    ------------    --------------
Net increase (decrease) in cash and cash equivalents     (2,567,057)      3,370,123           132,736
Cash and cash equivalents, beginning of year              4,200,128         830,005           697,269
                                                       ------------    ------------    --------------
Cash and cash equivalents, end of year                 $  1,633,071    $  4,200,128    $      830,005
                                                       ============    ============    ==============

CASH AND CASH EQUIVALENTS
Cash                                                   $    631,164    $  4,200,128    $      830,005
Commercial paper                                          1,001,907              --                --
                                                       ------------    ------------    --------------
                                                       $  1,633,071    $  4,200,128    $      830,005
                                                       ============    ============    ==============

--------------------------------------------------------------------------------

[LOGO] ART

News release
For immediate publication

          ART TO BE PRESENT AT THE ANNUAL CONFERENCE OF THE ACADEMY OF
                     MOLECULAR IMAGING IN ORLANDO, FLORIDA

  Scientific presentation by Stanford team to validate superior sensitivity of
                              eXplore Optix system

Montreal, Canada, March 21, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the annual conference of the AMI, being held at the Gaylord Palms Resort and Convention Center in Orlando, Florida, from March 18 to 23, 2005. At the AMI conference, Mr. Pierre Couture, Vice-President, Sales and Marketing, will present an overview of the new eXplore Optix multi-wavelength system on March 22, 2005 at 9:50 a.m. (EST).

ART's technology will be featured in the "Meet the Authors" poster session held on March 21, 2005 at 5:15 p.m., with two research teams headed by Dr. S. Sam Gambhir, Director of the Molecular Imaging Program at Stanford University, presenting scientific posters. The first poster is entitled: "Characterization of a Time-Domain Fluorescence Imaging System with Cy5.5 and Quantum Dot (Q-dot) Probes", and describes the capacity of the eXplore Optix time-domain optical imaging system to detect sub-nanomolar concentrations of Cy5.5 and Q-dot probes, which will then allow for the determination of shape, location and concentration of fluorescent inclusions in three-dimensions. The second Stanford team will present a poster entitled: "Comparison of Time-Domain Versus Continuous Wave Fluorescence Imaging Using Cy5.5 and Q-dots" which presents results demonstrating that the ART system is more sensitive at detecting minute concentrations of Cy5.5 and Q-dots, and has improved depth sensitivity, compared to Xenogen's IVIS-200.

"As an emerging market, the preclinical imaging market is primarily driven by a strong base of scientific evidence, of which this research is a authoritative example," said Micheline Bouchard, ART's President and CEO. "We are confident that as more and more researchers work with this unique technology, the scientific data generated will establish the revolutionary/superior capabilities of the eXplore Optix system," added Ms. Bouchard.

In addition, ART will be at the event as an exhibitor in the GE Healthcare booth (#107), and will present eXplore Optix(TM), a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data, at the booth located in Exhibit Hall `F' of the Gaylord Palms Resort and Convention Center.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

                         ART TO PRESENT AT BIOMEDEX 2005

                              IN MONTREAL (CANADA)

Montreal, Canada, March 29, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, will be demonstrating its range of products at the ART booth #9 located at the 2005 edition of BIOMEDEX, to be held at the Fairmont The Queen Elizabeth in Montreal, from March 30 to 31, 2005. One of the most important get-togethers in Canada's life sciences industry, BIOMEDEX is simultaneously a conference, a business forum and a trade exhibition intended for business and health care executives and professionals, as well as researchers. In addition, ART has been selected to participate in the BioMatch event, a unique forum at BIOMEDEX for companies to pursue business opportunities. Ms. Micheline Bouchard, President & CEO, will present an overview of ART's business to investors on March 31, 2005, at 2:40 p.m, in the Peribonka Room.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

                                   [LOGO] ART

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

      Notice of Meeting to the Annual and Special Meeting of Shareholders
                         and Management Proxy Circular

                                 March 28, 2005

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of ART Advanced Research Technologies Inc. (the "Corporation" or "ART") will be held at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Room "Saisons A", Montreal, Quebec, Canada, on May 26, 2005 at 10:00 a.m., local time, for the following purposes:

1. to receive the report of management and the financial statements of the Corporation for the financial year ended December 31, 2004, together with the auditors' report thereon;

2. to elect directors, each to hold office until the next annual meeting of shareholders of the Corporation;

3. to re-appoint Raymond Chabot Grant Thornton, LLP, as independent auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, adopt resolution 2005-1 to approve an amendment to the Stock Option Plan of the Corporation so as to increase the maximum number of common shares issuable thereunder; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

      Reference should be made to the accompanying Management Proxy Circular dated March 28, 2005 for details of the above matters.

      Dated at Saint-Laurent, Quebec, on the 28th day of March, 2005.

                                By Order of the Board of Directors,


                                /s/ Sebastien Gignac

                                Sebastien Gignac
                                Secretary of the Corporation

NOTE:

The Management and Board of ART encourage you to participate by ensuring that your shares are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please exercise your right to vote by signing and returning the enclosed form of proxy to the National Bank Trust, Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673, so as to be received no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in case of adjournment, excluding Saturdays, Sundays and holidays, or to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment.

Tout actionnaire desirant recevoir cet avis de convocation et cette circulaire de sollicitation de procurations par la direction en francais devrait en aviser le Secretaire de la Societe.

                     ART Advanced Research Technologies Inc.
                             2300 Alfred-Nobel Blvd.
                              Saint-Laurent, Quebec
                                     H4S 2A4
                                     Canada

                            MANAGEMENT PROXY CIRCULAR

                                                                  March 28, 2005

SOLICITATION OF PROXIES

      This proxy circular is furnished in connection with the solicitation of proxies by the management of ART Advanced Research Technologies Inc. (the "Corporation") to be used at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

      Unless expressly indicated otherwise, all information provided in this proxy circular is given as of March 28, 2005, the date of this proxy circular.

      All dollar references in this proxy circular are to Canadian dollars (CA$) unless otherwise specifically indicated.

      The cost of sending the Notice of Meeting and soliciting proxies for the Meeting will be paid by the Corporation. This solicitation is being made primarily by mail, but may be made by telephone or other means of communications by the directors, officers and employees of the Corporation at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

      The persons named in the accompanying form of proxy as proxyholders are directors and officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy as proxyholder to attend and act for such shareholder at the Meeting. Such right may be exercised by inserting the name of the desired person in the blank space provided on the enclosed form of proxy. Persons signing as executors, administrators or trustees should so indicate.

      To be voted at the Meeting, the enclosed form of proxy must be completed and received by the Corporation no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in the case of adjournment, excluding Saturdays, Sundays and holidays, or may be delivered to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment. Proxies may be delivered to the transfer agent of the Corporation (the "Transfer Agent") at: National Bank Trust, Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673.

      Pursuant to subsection 4 of section 148 of the Canada Business Corporations Act (the "CBCA"), any shareholder may revoke a proxy previously given by submitting an appropriate instrument in writing, executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, executed by a duly authorized person, and depositing it either at the registered office of the Corporation located at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, Canada, H4S 2A4, Attention: Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of and up to the time of the Meeting or any adjournment thereof, or any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

      The proxyholders will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. If no choice is specified by a shareholder, the shares will be voted as stated in the proxy, including (1) for the election of the management nominees for the position of director, (2) for the appointment of auditors, and (3) for the adoption of resolution 2005-1.

      The enclosed form of proxy confers discretionary authority upon the person named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment thereof. As at the date of this proxy circular, management knows of no such amendment, variation or other matter to come before the Meeting. If any such matters should properly come before the Meeting, the persons named in the form of proxy will vote on those matters in accordance with their best judgment.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      The date for determining shareholders entitled to receive notice of the Meeting is March 27, 2005 (the "Record Date"). The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Common Shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX" or the "Exchange") under the symbol "ARA". As of March 27, 2005, there were issued and outstanding 42,664,523 Common Shares entitled to one vote for each Common Share held, on all matters proposed to come before the Meeting except as set forth in this proxy circular. There is no other class of outstanding voting securities entitled to be voted at the Meeting.

      Only holders of record of Common Shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting, or any adjournment thereof, and to vote thereat, unless, after the Record Date, a holder of record transfers the Common Shares held and the transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of such Common Shares held and demands, no later than ten days before the Meeting, that such transferee's name be substituted for the transferor's, in respect of the shares transferred, on the list of shareholders entitled to vote. Such list of shareholders will be available for inspection on or after March 27, 2005, during usual business hours at the Transfer Agent's principal Montreal office, and at the Meeting.

      As of the date hereof, to the knowledge of the directors and officers of the Corporation, no party beneficially owns or exercises control or direction over securities carrying more than ten percent (10%) of the voting rights attached to all securities of the Corporation with the exception of Oppenheimer Funds, Inc. which holds approximately 4,990,000 or 11.7% of the issued and outstanding Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.    Presentation of Management's  Report,  Financial  Statements and Auditors'
      Report

      Management's report for the financial year ended December 31, 2004 and the Corporation's financial statements for the financial year ended December 31, 2004, together with the auditors' report thereon, all of which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Corporation sent to shareholders at the same time as this proxy circular (as of March 29, 2005).

B.    Election of Directors

      The Corporation's Articles provide that the Board of Directors must consist of a minimum of three (3) and a maximum of twelve (12) directors; the number of directors within such range is to be determined by the Board of Directors from time to time. The directors have determined that the Board of Directors shall consist of six (6) members.

      Each director will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, or he or she resigns, or a vacancy results from his or her death, dismissal or otherwise. Unless otherwise instructed by a shareholder, the persons named in the accompanying proxy form will vote for the election of these nominees. Management has no reason to believe that any of these nominees will be unable to exercise his or her function as a director. As required by law, the Board of Directors has an audit committee (named the Audit & Environment Committee). The Board of Directors also has a corporate governance committee (named the Corporate Governance, Human Resources & Compensation Committee). The Board of Directors does not have an executive committee.

      All of the incumbent six (6) directors have been nominated to be elected as directors of the Corporation at the Meeting. The following table indicates the names of the proposed nominees, their positions and offices with the Corporation now held by them, if any, their principal occupation, the period during which they have served as directors, and the approximate number of shares beneficially owned, or over which control or direction is exercised, by them, as of the date hereof.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Number of Shares
                                                                                                      Owned(1) or over which
                                                                                                      direction or control is
Nominee for Election      Position with Corporation    Principal Occupation          Director Since          exercised
------------------------------------------------------------------------------------------------------------------------------
Micheline Bouchard        President,                   President & Chief             September 2002             66,000
(Montreal, Quebec,        Chief Executive Officer      Executive Officer, ART
Canada)                   and Director                 Advanced Research
                                                       Technologies Inc.
------------------------------------------------------------------------------------------------------------------------------
Jacques Courville(2)      Director                     Former Vice President,        February 2003               6,000
(Montreal, Quebec,                                     Medical Research,
Canada)                                                Merck Frosst Canada Inc.
------------------------------------------------------------------------------------------------------------------------------
Raymond Cyr(2)(3)         Director                     Chairman of the Board,        January 1998               42,500
(Montreal, Quebec,                                     Polyvalor Inc.
Canada)
------------------------------------------------------------------------------------------------------------------------------
Pierre Dutheil(3)         Director                     Independent Corporate         May 2004(4)                30,200
(Paris, France)                                        Advisor
------------------------------------------------------------------------------------------------------------------------------
George N. Fugelsang       Director                     Former Chief Executive        November 2004                Nil
(Greenwich,                                            Officer of Dresdner
Connecticut, United                                    Kleinwort Benson North
States of America)                                     America
------------------------------------------------------------------------------------------------------------------------------
Benoit La Salle(2)(3)     Chairman of the Board        Founder and President &       February 2003              10,000
(Montreal, Quebec,        and Director                 Chief Executive Officer of
Canada)                                                Semafo Inc.
------------------------------------------------------------------------------------------------------------------------------


(1) This information relating to the Common Shares beneficially owned, not being within the knowledge of management, has been provided personally by the respective directors.

(2)   Member  of  the  Corporate  Governance,  Human  Resources  &  Compensation
      Committee.

(3)   Member of the Audit & Environment Committee.

(4) Mr. Pierre Dutheil was a director of the Corporation from March 2001 until October 2002 at which time he resigned temporarily from the Corporation's Board of Directors. He rejoined the Board of Directors as of May 13, 2004.

      If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the proxy holder unless the shareholder has specified on the proxy that such shareholder's shares are to be withheld from voting on the election of directors.

C.    Appointment and Remuneration of Auditors

      Management is nominating Raymond Chabot Grant Thornton, LLP, Montreal, Quebec, Canada, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton, LLP was first appointed as the auditors of the Corporation in March 1999.

      The persons named in the form of proxy intend to vote in favor of the appointment of Raymond Chabot Grant Thornton, LLP, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors, unless a shareholder signing a form of proxy specifies that the securities represented by the form of proxy are to be withheld from voting in respect of the appointment of the auditors.

D.    Stock Option Plan

Resolution 2005-1

      The Stock Option Plan of the Corporation (the "Employee Stock Option Plan") was approved by its shareholders on June 14, 1996. It was amended and restated prior to the completing of the Corporation's initial public offering of Common Shares on June 29, 2000. This amended plan (the "2000 Employee Stock Option Plan") was further amended and restated in its entirety following the annual and special meeting of shareholders held on October 23, 2002. The principal purposes of the current stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the

"Plan") are to promote a proprietary interest in the Corporation among its employees, directors, officers or consultants in order to retain, attract and motivate them, to provide a long-term incentive element in overall compensation, and to promote the Corporation's long-term profitability. Eligible persons under the Plan, who may be granted options to purchase Common Shares, include any directors, officers, employees and consultants who are motivated towards ensuring the Corporation's success and acquiring shares of the Corporation.

      Pursuant to the rules and policies of the Exchange, stock options plans and other share compensation arrangements which are approved by shareholders must specify an upper limit to the number of shares being approved for issuance pursuant to such share compensation arrangements. The maximum number of Common Shares of the Corporation which presently may be reserved for issuance under the Amended and Restated 2002 Stock Option Plan is 2,650,000 Common Shares, being 12% of the Corporation's outstanding Common Shares on the date that the Plan was last amended and restated. As of March 28, 2005, there are options outstanding to purchase 2,472,374 Common Shares, or approximately 5.8%, of the current total Common Shares issued and outstanding. On March 15, 2005, the Board of Directors approved, subject to the approval of the Exchange and the shareholders of the Corporation, a change to the Plan so as to increase the number of Common Shares that may be reserved and authorized for issuance by 1,913,486 Common Shares. After the amendment and restatement of the Plan, the aggregate number of Common Shares reserved and authorized for issuance under the Plan will be 4,563,486, which represents approximately 10% of the currently outstanding issue as defined in the Plan. The Stock Option Amendment Resolution ("Resolution 2005-1"), which the shareholders of the Corporation are asked to consider, will, if passed, ratify this amendment.

      The Board of Directors has conditionally approved the issuance of 522,214 options to purchase Common Shares over the maximum number of Common Shares reserved and authorized under the Amended and Restated 2002 Stock Option Plan. These options to purchase Common Shares will only be exercisable once shareholders have adopted Resolution 2005-1 and an additional 1,913,486 Common Shares have been listed and reserved for issuance under the Plan on the Exchange. Of these 1,913,486 additional Common Shares to be listed on the Exchange in connection with the amendments to the Plan, 1,391,272 will be available for further issuance under the Plan.

      The text of Resolution 2005-1 to be voted upon at the Meeting is attached to this proxy circular in Schedule "A".

Vote in respect of Resolution 2005-1

      The Board of Directors of the Corporation believes that the passing of Resolution 2005-1 is in the best interests of the Corporation and recommends that shareholders vote in favour of its adoption. To take effect, Resolution 2005-1 must be approved by more than 1/2 of the votes cast by the holders of Common Shares in attendance or represented by proxy at the Meeting.

      Accordingly, at the Meeting, shareholders will be asked to consider and adopt Resolution 2005-1.

EXECUTIVE COMPENSATION

      The Corporation changed its financial year-end from April 30 to December 31 effective December 31, 2003. For reference purposes, the previously completed financial reporting period covering the eight months ended December 31, 2003 will be referred to as the "Fiscal Year ended December 31, 2003" or the "Fiscal Transition 2003".

Compensation of Named Executive Officers

      The following table, presented in accordance with the requirements of Canadian securities laws and regulations, sets forth all compensation for the financial year ended December 31, 2004, the Fiscal Transition 2003 and the financial year ended April 30, 2003, in respect of the individuals who were, as at December 31, 2004, the Chief Executive Officer, the Chief Financial Officer and the three (3) most highly compensated executive officers of the Corporation who earned salary and bonus of more than $150,000 (the "Named Executive Officers"). The Corporation had five (5) Named Executive Officers whose total annual salary and bonus exceeded $150,000 for the financial year ended December 31, 2004.

                                                                                       Long Term
                                                                                     Compensation       All Other
                                                   Annual Compensation                   Awards       Compensation
------------------------------------------------------------------------------------------------------------------------
                                                                          Other        Securities
                                                              Cash        Annual          Under
                                             Salary          Bonus     Compensation  Options Granted
Name and Principal Position     Year           $                $          $(1)             #               $
------------------------------------------------------------------------------------------------------------------------
Micheline Bouchard            Dec. 2004     325,000         90,187(2)       --            247,713             --
President & Chief             Dec. 2003     212,500             --(3)       --            100,000             --
Executive Officer             Apr. 2003     212,500             --          --            275,000         51,250(4)
------------------------------------------------------------------------------------------------------------------------
Jacques Bedard                Dec. 2004     192,500         51,253(2)       --            157,000             --
Chief Financial Officer       Dec. 2003     125,865             --(5)       --                 --             --
                              Apr. 2003     192,366         52,500          --             30,000             --
------------------------------------------------------------------------------------------------------------------------
Warren Baker                  Dec. 2004     176,923         40,426(2)       --            200,000         12,000(6)
Chief Operating Officer       Dec. 2003          --             --          --                 --         35,250(7)
                              Apr. 2003          --             --          --                 --             --
------------------------------------------------------------------------------------------------------------------------
Pierre Couture                Dec. 2004     150,020         25,653(2)       ---           142,000             --
Vice President,               Dec. 2003      43,275             --          --              8,000         12,000(8)
Sales and Marketing           Apr. 2003          --             --          --                 --             --
------------------------------------------------------------------------------------------------------------------------
Sebastien Gignac              Dec. 2004     145,500         35,574(2)       --            164,156             --
Corporate Secretary           Dec. 2003      94,915             --(9)       --                 --             --
& General Counsel             Apr. 2003     126,411         54,500          --             20,000             --
------------------------------------------------------------------------------------------------------------------------

(1) Perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total annual salary for the Named Executive Officers.

(2) The Board of Directors has determined that the Named Executive Officers, based on their annual performance, were entitled to a cash bonus for the financial year ended December 31, 2004 payable in two installments: 50% as of March 31, 2005 and the balance upon the realization of certain financial objectives by the end of 2005.

(3) Based on her annual performance, the Board of Directors has determined that Ms. Bouchard was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $123,094; however in consideration for renouncing in its entirety the cash bonus to which she was otherwise entitled, Ms. Bouchard was granted, effective January 27, 2004, options to purchase 147,713 Common Shares at an exercise price of $3.23 which are exercisable immediately without being subject to any vesting period.

(4) Represents consulting fees paid to Ms. Bouchard prior to becoming President and Chief Executive Officer.

(5) Based on his annual performance, the Board of Directors has determined that Mr. Bedard was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $47,500; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Bedard was granted, effective January 27, 2004, options to purchase 57,000 Common Shares at an exercise price of $3.23 which are exercisable immediately without being subject to any vesting period.

(6)   Represents consulting fees paid to Mr. Baker as Chief Operating Officer.

(7) Represents consulting fees paid to Mr. Baker prior to becoming Chief Operating Officer.

(8) Represents incentive compensation paid to Mr. Couture to join the Corporation.

(9) Based on his annual performance, the Board of Directors has determined that Mr. Gignac was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $28,463; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Gignac was granted, effective January 27, 2004, options to purchase 34,156 Common Shares at an exercise price of $3.23 which are exercisable immediately without being subject to any vesting period.

Option grants during the financial year ended December 31, 2004 to Named Executive Officers

      The following tables sets forth the options granted under the Corporation's stock option plan to the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the financial year ended December 31, 2004.

                                                    % of
                                 Number of      Total Options       Market Price
                               Common Shares    Granted under       at Closing on
                               under Options   the Plan in the      Day Prior to
Name                              Granted         Fiscal Year       Date of Grant      Exercise Price     Expiration Date
----                           -------------   ---------------  --------------------  ----------------   -----------------
                                                                ($ per Common Share)  ($ per Share)(1)
Micheline Bouchard ......         147,713            11.5%              $2.85                $3.23         January 26, 2014
                                  100,000             7.8%              $0.90                $1.10         December 8, 2014

Warren Baker ............         100,000             7.8%              $2.96                $3.00          January 8, 2014
                                  100,000             7.8%              $0.90                $1.10         December 8, 2014

Jacques Bedard ..........          57,000             4.4%              $2.85                $3.23         January 26, 2014
                                  100,000             7.8%              $0.90                $1.10         December 8, 2014

Pierre Couture ..........          12,000             0.9%              $2.85                $3.04         January 26, 2014
                                   30,000             2.3%              $2.13                $2.14            June 20, 2014
                                  100,000             7.8%              $0.90                $1.10         December 8, 2014

Sebastien Gignac ........          34,156             2.7%              $2.85                $3.23         January 26, 2014
                                   30,000             2.3%              $2.13                $2.14            June 20, 2014
                                  100,000             7.8%              $0.90                $1.10         December 8, 2014

----------------------------
(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.

Aggregated Options Exercised and Option Values

      The following table sets forth the options exercised by the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the financial year ended December 31, 2004.

                                                                                                       Value of Unexercised
                                   Common                             Unexercised Options at          in-the-money Options at
                               Shares Acquired     Aggregate             December 31, 2004                December 31, 2004
Name                             on Exercise    Value Realized   (#) Exercisable/Unexercisable(1)  ($) Exercisable/Unexercisable(2)
----                          ----------------  --------------   --------------------------------  --------------------------------
Micheline Bouchard ......            --               --                         364,381/258,332              Nil/Nil
Warren Baker ............            --               --                             Nil/200,000              Nil/Nil
Jacques Bedard ..........            --               --                         188,000/110,000              Nil/Nil
Pierre Couture ..........            --               --                           2,667/147,333              Nil/Nil
Sebastien Gignac ........            --               --                          80,490/136,666              Nil/Nil

-------------------------

(1) Options granted under the Corporation's stock option plan are not exercisable during the first year after the grant date, and thereafter generally vest in three cumulative equal installments over three years from the effective date of grant, on each anniversary of the grant date. Options are fully exercisable on and after three years from the grant date until the expiry date. However, the options granted to Ms. Bouchard, Mr. Bedard and Mr. Gignac on January 27, 2004 are not subject to any vesting period (See table included above, under the section entitled "Compensation of Named Executive Officers").

(2) Market value of underlying Common Shares at December 31, 2004 minus the exercise price. The market value of the Common Shares at December 31, 2004 was $ 1.05 per Common Share.

Long Term Incentive Plans

      Other than its stock option plan, the Corporation does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period greater than one financial year.

Employment Agreements

      On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary was established at $325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. Consequently, Ms. Bouchard was granted, effective September 10, 2003, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. Ms. Bouchard was also granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

      The Corporation may terminate Ms. Bouchard's employment by providing 3 months' prior written notice of termination and a separation package equivalent to 18 months base salary. In the event of a change of control, the Corporation may terminate Ms. Bouchard's employment without prior notice, by providing her with a compensation package equivalent to 24 months base salary. Both separation and compensation packages are payable in one lump sum payment. No notice or further compensation or benefits is required where the Corporation terminates employment for just cause, or the occurrence of Ms. Bouchard's death, retirement or incapacity, or her voluntary resignation. Upon Ms. Bouchard's termination of employment or resignation following a change of control of the Corporation, any unvested options to purchase Common Shares will become 100% vested and exercisable on Ms. Bouchard's last day of employment.

      On January 9, 2004, the Chief Operating Officer, Warren Baker, and the Corporation entered into an executive employment agreement for an initial one-year term commencing on January 12, 2004. This agreement is automatically renewed for successive and continuing one-year periods, unless Mr. Baker or the Corporation decides to terminate the agreement by providing a notice at least 3 months prior to the expiration of the initial term or the term of any one-year renewal period thereof. The agreement provides for the employment of Mr. Baker at annual base salary originally set at $200,000 and readjusted on the recommendation of the Corporate Governance, Human Resources & Compensation Committee of the Board of Directors on December 9, 2004 at $225,000 effective January 9, 2005. This agreement also provides that Mr. Baker is eligible to an annual cash bonus of up to 30 % of its base salary depending on the achievement of business goals and overall Corporation performance. Under the agreement, Mr. Baker was granted, effective January 9, 2004, options to purchase 100,000 Common Shares at an exercise price of $3.00 per Common Shares. The Corporation's Board of Directors at its sole discretion may determine any additional options issued to Mr. Baker. Mr. Baker was granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Mr. Baker's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. This agreement also sets out Mr. Baker's entitlement under the Corporation's incentive program and other customary perquisites.

      No notice or further compensation or benefits is required where the Corporation terminates employment for just cause, or the occurrence of Mr. Baker's death, retirement or incapacity, or his voluntary resignation. Upon Mr. Baker's termination of employment or resignation for any reason, the options will lapse on the date of termination of employment with the Corporation except that they may be exercised for 90 days after the date of termination, to the extent they will have vested on such date.

Compensation of Directors

      During the financial year ended December 31, 2004, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each director upon their original appointment to the Board. An additional 10,000 options were granted to the Chairman of the Board upon his original appointment. During the financial year ended December 31, 2004, the Corporation established a new compensation policy, which entitles each director to receive 10,000 options per year for their participation on the Corporation's Board of Directors. Consequently, each director was granted, effective May 1, 2004, options to purchase 10,000 Common Shares. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the financial year ended December 31, 2004. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of $7,500, as well as a fee of $1,000 per meeting of the Board attended in person or by phone. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: with the exception of each committee's president who receives a higher annual retainer fee, each member receives an additional annual retainer fee of $2,500, as well as a fee of $1,000 per meeting of any committee attended in person or by phone. Each committee's president receives an annual retainer fee of $5,000. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of $35,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the financial year ended December 31, 2004.

Indebtedness of Directors, Executive Officers and Employees

      None of the directors, executive officers or employees of the Corporation was indebted to the Corporation during the financial year ended December 31, 2004.

Insurance and Indemnification of Directors and Officers

      The Corporation maintains a directors' and officers' liability insurance policy for $10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. This policy is for a term from August 31, 2004 to August 31, 2005. The current total annual premium of $71,908 is paid by the Corporation. This policy has a corporate deductible of $100,000 per loss.

Equity Compensation Plan Information

      The following table summarizes the compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed fiscal year:

                                                                                                                   Number of
                                                                    Number of                                        Common
                                                                  Common Shares          Weighted Average        Shares Remaining
                                                                To be issued Upon         Exercise Price          Available for
                                                                   Exercise of            of Outstanding         Future Issuance
                                                                   Outstanding          Options, Warrants          Under Equity
                                                                Options, Warrants           and Rights          Compensation Plans
                                                                    and Rights                  $                (excluding (a))
Plan Category                                                          (a)                     (b)                     (c)
-------------                                                   -----------------       ------------------      ------------------
Equity Compensation plans approved by securityholders(1) .          4,666,796                 2,56                      0(2)
Equity Compensation plans not approved by securityholders                 N/A                  N/A                    N/A
                                                                    ---------                 ----                    ---
Total ....................................................          4,666,796                 2,56                      0(2)
                                                                    =========                 ====                    ===

-----------------
(1)   See "Stock Option Plan" below for further information.

(2) As of December 31, 2004, a total of 522,214 common shares were granted above the maximum number of shares of ART reserved for issuance under ART's Stock Option Plan. The issuance of such options is subject to shareholders' approval of an increase in the maximum number of common shares issuable under ART's Stock Option Plan.

Stock Option Plan

      As the cornerstone of its long-term compensation strategy for retaining the services of key people, the Corporation has instituted a stock option plan which was approved at a special meeting of shareholders on June 14, 1996 and provides for the issuance of options to purchase Common Shares (the "Employee Stock Option Plan").

      Prior to completing its initial public offering of Common Shares (the "Offering") on June 29, 2000, the Corporation, with the approval of its Board of Directors, amended certain terms of the Employee Stock Option Plan in order to ensure compliance with certain regulatory requirements applicable once the Corporation became a listed company following completion of the Offering. This amended plan (the "2000 Employee Stock Option Plan") was further amended and restated in its entirety following the annual and special meeting of shareholders held on October 23, 2002. At this meeting, the shareholders adopted resolution 2002-1, which amended the 2000 Employee Stock Option Plan so as to increase the number of Common Shares available for issuance from 1,770,462 to 2,650,000 Common Shares. Under the current stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase Common Shares may be granted to employees, directors, officers or consultants of the Corporation, as determined by the Corporation's Board of Directors or the Corporate Governance, Human Resources & Compensation Committee. Options are non-assignable except in the case of death or physical or mental disability. Options are fully exercisable in the case of death or physical or mental disability (in which case the optionee's legal personal representative may exercise the options for up to one year thereafter). Otherwise, options will lapse upon termination of employment (or the end of the business relationship) with the Corporation except that they may be exercised for 90 days after termination (other than termination for just cause) or the end of the business relationship, to the extent they will have vested on such date. Each option, unless sooner terminated pursuant to the provisions of the Amended and Restated 2002 Stock Option Plan, will expire ten years from the date of issuance unless the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee determines otherwise at the time the option is granted. In addition, each option to be granted under the Plan will vest in installments from the effective date of grant pursuant to the vesting schedule established by the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee.

      The Plan also provides that the aggregate number of Common Shares authorized for issuance to any one person under the Plan (whether pursuant to options issued under the Plan or otherwise) may not exceed 5% of the Common Shares outstanding from time to time (on a non-diluted basis). The exercise price of any options granted will be determined by the Board of Directors of the Corporation, but shall not be less than the latest closing price for the Common Shares on a stock exchange on which the Common Shares are listed immediately prior to the date of grant of such options.

Report on Executive Compensation

Composition  of  the  Corporate  Governance,   Human  Resources  &  Compensation
Committee

      The Corporate Governance, Human Resources & Compensation Committee (the "Corporate Governance Committee") reports to the Corporation's Board of Directors on a regular basis. The Corporate Governance Committee has responsibility for, among other things, reviewing and making recommendations to the Board of Directors regarding the President and Chief Executive Officer's performance and compensation and, taking into consideration the President and Chief Executive Officer's recommendations, for reviewing the performance and compensation of those executive officers and senior managers that report directly to the President and Chief Executive Officer. The current members of the Corporate Governance Committee are Jacques Courville, Raymond Cyr and Benoit La Salle. None of the three directors on the Corporate Governance Committee is or was formerly an executive officer or employee of the Corporation or any of its subsidiaries.

Compensation philosophy

      The compensation package offered by the Corporation to its executive officers and senior managers is designed to incorporate a pay for performance philosophy and to reflect the following considerations: to provide a strong incentive to management to achieve the Corporation's goals each year, to ensure that the interests of management and the Corporation's shareholders are aligned; and to enable the Corporation to attract, retain and motivate the quality of people necessary to achieve its business objectives. It has been structured to encourage, compensate and reward senior management on the basis of corporate performance, both short-term and long-term. Salary levels are established so as to be competitive with corporations of comparable size, taking all forms of incentive compensation into account.

Components of aggregate compensation of executive officers (1)

      Each executive officer's and senior manager's compensation package is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options, and non-cash compensation. The relative emphasis of the two main components of compensation for the Corporation is

---------------

(1) The term "executive officers" in this section does not include the CEO whose compensation is discussed below under the section entitled "CEO Compensation".

approximately 70% base salary and 30% annual bonus. Stock options have been granted on an ad hoc basis and will be integrated from now on systematically as part of the total compensation. The total compensation of the executive officers of the Corporation is reviewed on an annual basis.

Base salary (1)

      Salary ranges for the executive officers and senior managers of the Corporation are based on industry and national surveys conducted amongst Canadian public companies of comparable size and complexity. This group is comprised of small and medium capitalization companies, which are involved in the biotechnology and high technology sectors. In addition to the foregoing, the Corporate Governance Committee also considers the results of other comparative studies across the Canadian biotechnology and pharmaceutical industry, in order to identify the geographical trends of the target group of companies. The salary for each executive officer and senior manager within a specified range is determined on the basis of individual performance, years of service, as well as the level of experience and importance of the position to the Corporation. The average compensation for the executive officers and senior managers of the Corporation is within the 50th percentile of the average executive compensation in the comparable group of companies.

Annual performance based incentives

      Performance-based compensation is paid in the form of a bonus, expressed as a percentage of base salary, geared at providing incentives to senior management to achieve desired corporate and individual objectives. The Corporate Governance Committee has specific responsibility to recommend annually to the Board of Directors the base salary for the Corporation's President and Chief Executive Officer as well as for the Corporation's executive officers, and for reviewing their performance and awarding their performance bonus as measured against objectives set at the beginning of each year in their respective corporate scorecards.

Stock Options

      In keeping with the Corporation's compensation strategy of focusing the attention of its executive officers and senior managers on long-term strategic objectives, the Corporation provides incentives to members of the executive team with the grant of stock options to purchase Common Shares in accordance with the terms of the Corporation's stock option plan and vesting provisions.

Non-cash compensation

      Executive officers of the Corporation receive certain additional non-cash compensation or perquisites. These are considered a necessary part of a competitive compensation package and are not related to corporate performance.

CEO Compensation

      The CEO's compensation for the most recently completed financial year was based on different factors including the general performance of the Corporation and the achievement of annual corporate objectives.

      As assessed against competitive base salary rates for individuals occupying similar positions within the group of comparable companies, the base salary of the CEO was within the 80th percentile of what is offered for similar positions in the group of comparable companies.

      The Corporation has developed a 3-year strategic plan, which is reviewed each year with the first-year initiatives and performance criteria documented in a scorecard. The CEO's compensation is adjusted to reflect the performance of the Corporation, based on the corporate goals and objectives set by the Board of Directors. The primary corporate goals for the most recently completed financial year were related to the achievement of pre-determined development milestones for the Corporation's products and the achievement of financial and value creation targets. The performance of the CEO was also evaluated on the basis of other corporate objectives such as the recruitment of key resources in the scientific and management team, the development of the Corporation's intellectual property portfolio and the implementation of certain business processes. Based on these corporate goals, the Board of Directors determined that the CEO had reasonably achieved the business result targets set at the beginning of the year.

      Submitted on behalf of the Corporate Governance, Human Resources & Compensation Committee:

      Benoit La Salle
      Raymond Cyr
      Jacques Courville

Performance Graph

      The following chart compares the cumulative total shareholder return for a $100 investment in Common Shares with the cumulative total shareholder return of the S&P/TSX Composite Index (previously known as the Toronto Stock Exchange 300 Composite Index) since the Corporation has become a listed company (June 29,
2000) to February 28, 2005.

                       Comparative Cumulative Total Return

                                [CHART OMITTED]

                             [PLOT POINTS TO COME]


STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Corporation seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines adopted by the Exchange (the "Guidelines"). A description of the Corporation's corporate governance practices is set out in the matrix below.

Corporate Governance Guideline               Comments
------------------------------               --------
1. The Board should explicitly               The mandate of the Board of Directors is to assume responsibility for the
assume responsibility for the                stewardship of the Corporation, to oversee the conduct of the business
stewardship of the Corporation, and          and affairs of the Corporation and to supervise the executive management
specifically for the:                        of the Corporation which is responsible for the conduct of the business.

                                             The Board looks to management to be responsible for the day-to-day operations of the Corporation and the efficient management of the business of the Corporation within the framework approved by the Board.
                                             The Board approves any material agreements and any action leading to a material change in the nature of the business of the Corporation and any other significant matters affecting the Corporation which are outside of its ordinary course of business. The Board also approves banking relationships and key borrowing and financing decisions.

a. adoption of a strategic planning          While management is responsible for the development of long-term
process;                                     corporate strategy, the Board ensures that a strategic planning process is in place, reviews and approves the strategy, and monitors management's success in implementing the strategy and the corporate objectives which the CEO is responsible for attaining. The Board also discharges its supervisory role by reviewing and adopting an annual business plan, an operating and capital budget, as well as the financial statements of the
                                             Corporation.

b. identification of the principal risks     The Board assumes responsibility, through the Audit & Environment
of the Corporation's business and            Committee, for the identification of the principal risks associated with the

Corporate Governance Guideline                Comments
------------------------------                --------
implementation of risk management             Corporation's activities and the implementation of appropriate systems to
systems;                                      manage these risks.

c. succession planning, including             The Board assumes responsibility, through the Corporate Governance, Human
appointing, training and monitoring           Resources & Compensation Committee, for the appointment, training, evaluation
senior management;                            and supervision of senior management as well as succession planning.

d. communication policy;                      The Board assumes responsibility, through the Disclosure Policy Committee, for the
                                              Corporation's communications' policy with shareholders and the public at large. In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual report and press releases. All communications from shareholders are referred to the appropriate corporate officer for consideration and response.
                                              Management promptly brings to the attention of the Boards of Directors any significant issues raised by shareholders. Furthermore, the question period reserved for shareholders at the end of each annual meeting is intended to allow shareholders to ask questions or address their comments directly to the
                                              President and Chief Executive Officer.

e. integrity of the Corporation's             The Board assumes responsibility, through the Audit & Environment Committee, for
internal control and management               the integrity of the Corporation's internal controls and management information
information systems.                          systems.

2. The Board should be constituted            As of the date of this proxy circular, the Board of Directors is composed
with a majority of unrelated directors        of the six (6) following members:
to the Corporation (an  "unrelated
director", under the Guidelines, is a         -- Micheline Bouchard         Chief Executive Officer and Director
director who is independent of
management and is free from any               -- Jacques Courville          Director
interest and any business or other
relationship which could, or could            -- Raymond Cyr                Director
reasonably be perceived to, materially
interfere with the director's ability to      -- Pierre Dutheil             Director
act with a view of the best interests of
the Corporation, other than interests         -- George N. Fugelsang        Director
and relationships arising from
shareholding); if the Corporation has         -- Benoit La Salle            Chairman of the Board and Director
a significant shareholder (having the
ability to exercise a majority of the         From these, five (5) are unrelated directors.
votes for the election of the Board of
Directors), the Board should include a        All of the incumbent six (6) directors have been nominated to be elected
number of directors who do not have           as directors of the Corporation at the Meeting.
interests in or relationships with
either the Corporation or the                 The Corporation does not have a significant shareholder as defined in the
significant shareholder and which             Guidelines.
fairly reflects the investment in the
Corporation by shareholders other
than the significant shareholder.

3. The Board should disclose whether          Micheline Bouchard is considered to be a related director by the Board,
the Board has a majority of unrelated         because of her position as President and Chief Executive Officer of the
directors or, in the case of a                Corporation.
corporation with a significant

Corporate Governance Guideline                Comments
------------------------------                --------
shareholder, whether the Board is             The Board of Directors believes that the presence of the President and
constituted with the appropriate              Chief Executive Officer on the Board is key to the effective corporate
number of directors which are not             governance of the Corporation. The knowledge that she brings to the
related to either the corporation or          Board and her insight into the affairs of the Corporation are instrumental
the significant shareholder. The              in creating an effective Board and in achieving the Corporation's
Board should also disclose the                objectives.
analysis of the application of the
principles supporting this conclusion.        None of the remaining five (5) directors is a related director.

4. The Board should appoint a                 The Corporate Governance, Human Resources & Compensation
committee of directors composed               Committee is responsible for succession planning and identifying new
exclusively of outside, i.e., non-            nominees for the Board.
management, directors, a majority of
whom are unrelated directors with             The members of the Corporate Governance, Human Resources &
the responsibility for proposing new          Compensation Committee have the responsibility to annually review the
nominees to the Board and for                 composition of the Board of Directors and to assess the skills, the
assessing directors (an "outside              personal qualities, the business experience, and the diversity within the
director", under the Guidelines, is a         board members. The criteria for the selection of the directors include the
director who is not a member of               experience of the candidates in the clinical and medical field or the
management).                                  information technology sector, as well as the ability to negotiate with large companies and to give advice on the marketing of medical devices.

                                              The Corporate Governance Committee is composed of Jacques Courville,
                                              Raymond Cyr and Benoit La Salle. All three members are outside and unrelated directors.

5. The Board should implement a               The Corporate Governance, Human Resources & Compensation
process for assessing the effectiveness       Committee is responsible for assessing the effectiveness of the Board and
of the Board as a whole, its                  its committees.
Committees and the contribution of
individual directors.                         The Corporate Governance, Human Resources & Compensation
                                              Committee is charged with assessment of the contribution of individual directors, as well as the effectiveness of the Board and its Committees.
                                              The Corporate Governance, Human Resources & Compensation
                                              Committee conducts such assessment on an annual basis and has recently implemented a formal review mechanism to this effect.

6. The Corporation should provide             The Corporate Governance, Human Resources & Compensation
an orientation and education program          Committee is responsible for developing and implementing orientation
for new directors.                            procedures for new directors.

7. The Board should examine its size          The Corporation's Board of Directors has determined that a Board
and, with a view to determining the           comprised of six (6) members, including the President and Chief
impact of the number upon                     Executive Officer, is appropriate. The Corporate Governance, Human
effectiveness, undertake, where               Resources & Compensation Committee is responsible for evaluating the
appropriate, a program to reduce the          size and composition of the Board of Directors and to make appropriate
number of directors to a number               recommendations to the Board of Directors. The Corporate Governance,
which facilitates effective decision-         Human Resources & Compensation Committee considers that at this
making.                                       stage of development of the Corporation, six (6) board members, including five (5) unrelated directors, is an effective number for decision making and committee participation.

8. The Board should review the                The Corporate Governance, Human Resources & Compensation
adequacy and form of the                      Committee reviews and makes recommendations to the Board of
compensation of directors and ensure          Directors on the adequacy and form of compensation to be paid to
the compensation reflects the                 directors and ensures that this compensation realistically reflects the

Corporate Governance Guideline                Comments
------------------------------                --------
responsibilities and risk involved in         responsibility and risk involved in being an effective director.
being an effective director.

9. Committees of the Board should             The two Committees of the Board, which are the Corporate Governance,
generally be composed of outside              Human Resources & Compensation Committe and the Audit &
directors, a majority of whom are             Environment Committee are composed only of outside and unrelated
unrelated directors, although some            directors.
board committees, such as the
executive committee, may include one          Micheline Bouchard, currently the only related director of the
or more inside directors.                     Corporation, does not serve on any of the Corporation's
                                              Committees.

10. The Board should assume                   The Corporate Governance, Human Resources & Compensation Committee is
responsibility for, or assign to a            responsible for the determination development and monitoring of the
committee of directors the general            Corporation's approach to corporate governance issues, including the
responsibility for, developing the            Corporation's response to the Guidelines.
Corporation's approach to
governance issues. This committee
would, amongst other things, be
responsible for the Corporation's
response to the Corporate
Governance Guidelines adopted by
the Exchange.

11. The Board, together with the              The Corporate Governance, Human Resources & Compensation Committee specifically
CEO, should develop position                  assesses the performance of President and the Chief Executive Officer and
descriptions for the Board and for the        determines her compensation based on the attainment of objectives set
CEO, including the definition of the          by the Board of Directors that are consistent with the Corporation's
limits to management's                        strategic plan.
responsibilities. The Board should
also approve or develop corporate
objectives which the CEO is
responsible for meeting.

12. The Board should have in place            The majority of the Board members, including the Chairman, are outside directors
appropriate structures and                    and function independently of the Corporation's management. In addition, when
procedures to ensure that the Board           appropriate, in camera sessions are held at Board meetings in the absence of
can function independently of                 management. Also, when appropriate, the Board of Directors is free to ask one or
management. A Chair of the Board              more members of management to withdraw during certain discussions and the
who is not a member of management             directors do not hesitate to meet without the presence of executive officers who
should be appointed or alternate              are members of the Board.
means should be adopted such as
assigning this responsibility to a
Committee of the Board or to a
director. Appropriate measures may
involve the Board meeting on a
regular basis without management
present or may involve assigning the
responsibility for administering the
Board's relationship to management
to a committee of the Board.

13. The Audit Committee should be            The Audit & Environment Committee is composed of Benoit La Salle, Raymond Cyr and
composed only of outside directors.          Pierre Dutheil. Each of these directors is an outside and unrelated director.
The roles and responsibilities of the
Audit Committee should be

Corporate Governance Guideline                Comments
------------------------------                --------
specifically defined so as to provide         The responsibilities of the Committee include the review of annual and interim
appropriate guidance to Audit                 financial statements as well as the management discussion and analysis section
Committee members as to their                 to be included in the Annual Report. The Audit & Environment Committee also
duties. The Audit Committee should            reviews with management and with the external auditors the Corporation's
have direct communication channels            financial reporting procedures in connection with the annual audit and the
with internal and external auditors to        preparation of the financial statements. The Audit & Environment Committee
discuss issues. The Audit Committee's         recommends to the Board the appointment and remuneration of the external
duties should include oversight               auditors.
responsibility for management
reporting on internal control. It is the      The Audit & Environment Committee has direct communication channels with the
responsibility of the Audit Committee         external auditors to discuss and review specific issues as appropriate. The
to ensure that the Corporation's              Audit & Environment Committee also has oversight responsibility of internal
management has designed and                   control and management information systems (see item 1.e of this matrix).
implemented an effective system of
internal controls.

14. The Board should implement a              In performing its responsibilities, the Board, a Committee of the Board or
system which enables an individual            an individual director may, as required, and subject to the approval of the
director to engage an outside adviser         Chairman of the Board, engage an outside advisor at the expense of the
at the expense of the Corporation in          Corporation. Up to the present time, the members of the Board have not
appropriate circumstances, subject to         requested the assistance of an outside adviser.
the approval of an appropriate
Committee of the Board.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

      In the normal course of its business, the Company has entered into an agreement with Clinivation, Inc. a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

      Management services: Clinivation provides the management and professional services of Joseph Kozikowski, M.D., who serves as ART's Chief Medical Officer
(CMO).

      Contract Research Services: Clinivation works towards the clinical development and approvals of SoftScan. During the financial year ended December 31, 2004, the Company paid US$198,946 for management services as CMO and US$1,753,635 for contract research services.

AVAILABILITY OF DOCUMENTS

      Copies of the 2004 Annual Report to Shareholders containing the Financial Statements for the financial year ended December 31, 2004 together with the Auditors' Report as well as this Management Proxy Circular are available upon written request to the Secretary of the Corporation at the address set out on page 1 of this Management Proxy Circular.

      Additional information relating to the issuer is available on SEDAR at www.sedar.com.

BOARD OF DIRECTORS' APPROVAL

      The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

                                By Order of the Board of Directors,


                                /s/ Sebastien Gignac

                                Sebastien Gignac
                                Secretary of the Corporation

Saint-Laurent, Quebec
March 28, 2005

                                  SCHEDULE "A"
                     ART ADVANCED RESEARCH TECHNOLOGIES INC.
                              (THE "CORPORATION")

                               RESOLUTION 2005-1

Approval of Amendment to Stock Option Plan

      BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

      1. The amendment to the Corporation's Stock Option Plan (the "Plan"), as described in the Management Information Circular dated March 28, 2005, providing for an increase in the number of Common Shares available for issuance under the Plan from 2,650,000 to 4,563,486 Common Shares, be and is hereby approved.

      2. The increase in the number of Common Shares available for issuance under the Plan to 4,563,486 from 2,650,000 Common Shares be and is hereby approved.

      3. Any director or officer of the Corporation is authorized and directed to take all such action and execute and deliver all such documents as such director or officer deems necessary or advisable in order to implement such amendment to the Plan.

                                   [LOGO] ART

                                   www.art.ca

                     ART Advanced Research Technologies Inc.

                              FORM OF PROXY FOR THE
      ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 26, 2005

            THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

      The undersigned shareholder of ART Advanced Research Technologies Inc. (the "Corporation") hereby appoints Benoit La Salle, Chairman of the Board of Directors of the Corporation or, failing him, Micheline Bouchard, President and Chief Executive Officer of the Corporation or, instead of either of them, ____________________ as proxy for the undersigned, with the power of substitution, to attend at the Annual and Special Meeting of Shareholders of the Corporation to be held on May 26, 2005 at 10:00 a.m. (the "Meeting") and at any adjournment thereof, to act for and on behalf of the undersigned and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present at the Meeting as follows:

1.    |_|  For          |_| Withhold from voting

      the election of the nominees as directors for a term expiring at the next annual meeting of shareholders of the Corporation;

2.    |_|  For          |_| Withhold from voting

      the re-appointment of Raymond Chabot Grant Thornton, LLP, as independent auditors of the Corporation and the authorization of the directors to fix their remuneration for the ensuing year;

3.    |_|  For          |_| Against

      the resolution 2005-1 authorizing an amendment to the Stock Option Plan of the Corporation so as to increase the maximum number of common shares issuable thereunder.

      Discretionary authority is hereby conferred by the undersigned on the proxyholder named herein with respect to amendments or variations to any of the above matters and to any other matters that may properly come before the Meeting or any adjournment thereof.

      This proxy will be voted as directed where a choice is specified. In the absence of specification, the shares represented by this proxy will be voted for each of the above matters.

DATED this___________day of______________, 2005.


_________________________________________
        Signature of Shareholder


_________________________________________
       Signature if held Jointly


                       PLEASE SEE REVERSE SIDE FOR DETAILS

                               PROXY INSTRUCTIONS

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for at the Meeting in the manner specified herein by a shareholder. If no choice is specified with respect to any particular matter and either Benoit La Salle or Micheline Bouchard is appointed proxyholder, the shares represented by this proxy will be voted for each such matter.

2. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote on his or her behalf other than the persons designated above and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed or by using another form of proxy.

3. This proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, must be executed under its corporate seal or be signed by a duly authorized officer or attorney of the corporation. If this proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

4. If a shareholder's shares are registered in the name of a broker or other market intermediary, a proxy will not be valid unless signed by the registered holder. If you are a shareholder and have received this proxy from a broker or other market intermediary in whose name the shares are registered, the signed proxy must be returned to such broker or other intermediary for further handling. Please refer to the instruction form of the broker or other market intermediary enclosed with this form of proxy.

5. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was mailed by the management of the Corporation.

6. This proxy must be delivered to the Corporation care of NATIONAL BANK TRUST, Share Ownership Management, 1100 University Street, 9(th) Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673 so as to be received no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in case of adjournment, excluding Saturday, Sunday and holidays, provided that the Chairman of the meeting has discretion to accept proxies after such time and up to the time of voting at the Meeting or any adjournment thereof.

                               ANNUAL REPORT 2004

                                      We're
                                  changing how
                                 the world sees
                                  diseases ...
                                   and cures.

                                     [LOGO]

                     ART Advanced Research Technologies Inc.

Our mission is to be a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical sectors. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio and a strategic alliance with GE Healthcare. Since it took its first order 15 months ago, the Company has sold 15 units of eXplore Optix(TM), an innovative optical molecular imaging device targeting the pharmaceutical and preclinical research markets. ART is also aiming to obtain regulatory approval in the United States, Canada and the European Union (EU) for the commercialization of SoftScan(R), an adjunct diagnostic tool intended to be used for breast cancer detection and treatment monitoring. ART has been listed on the Toronto Stock Exchange since June 2000 (TSX: ARA).

Milestones
Year ended December 31, 2004

------------------------   ------------------------   ------------------------   ------------------------   ------------------------
JANUARY                    MARCH                      APRIL                      MAY                        JUNE
------------------------   ------------------------   ------------------------   ------------------------   ------------------------
o    ART strengthens       o    ART presents          o    ART announces         o    SoftScan breast       o    ART participates at
     senior executive           quantitative small         positive clinical          imaging system to          the 23rd
     team by appointing         animal imaging data        study results for          be part of FDA             International World
     Warren Baker as            generated by the           its SoftScan breast        pilot project              Congress of
     Chief Operating            eXplore Optix              cancer imaging             testing a more             Radiology.
     Officer and Dr.            system at the              system.                    efficient,
     Joseph Kozikowski          annual meeting of                                     globally-harmonized   o    ART presented with
     as Chief Medical           the Academy of        o    ART announces in           premarket                  prestigious
     Officer.                   Molecular Imaging.         vivo data                  submission                 Innovation Award
                                                           demonstrating              approach.                  from the
                           o    ART presents high          multi-lifetime                                        Armand-Frappier
                                sensitivity in             differentiation       o    ART honoured at            Foundation.
                                small animal               with ART's                 Biomedex's Genesis
                                imaging data at the        proprietary time           Awards.               o    ART and LAB
                                annual meeting of          domain fluorescence                                   Preclinical
                                the American               imaging system.                                       Research
                                Association for                                                                  International Inc.
                                Cancer Research.                                                                 announce
                                                                                                                 partnership
                           o    ART announces                                                                    agreement.
                                revenues from its
                                first sales in the
                                biomedical sector.

                           o    ART closes a
                                treasury
                                offering
                                totalling
                                CA$16.8
                                million.

------------------------   ------------------------   ------------------------   ------------------------   ------------------------
JULY                       SEPTEMBER                  OCTOBER                    NOVEMBER                   DECEMBER
------------------------   ------------------------   ------------------------   ------------------------   ------------------------
o    ART obtains ISO       o    ART presents          o    ART presents at       o    George N. Fugelsang   o    Selection of first
     9001: 2000                 world's first 3D           Rodman & Renshaw           appointed to Board         clinical research
     certification.             time domain optical        Techvest 6th Annual        of Directors.              sites for SoftScan
                                image                      Healthcare                                            pivotal study.
o    Sale of optical            reconstruction             Conference in New     o    ART presents at
     molecular imaging          software for               York City.                 MASS Opportunities
     system to the              preclinical                                           Conference in
     University of              research.             o    ART appoints               Boston, New
     Bergen through GE                                     Clinical Advisory          England's largest
     Healthcare.                                           Board with Dr.             biotechnology
                                                           Daniel B. Kopans as        investor forum.
o    ART appoints Dr.                                      Chairman.
     Martin Yaffe as
     Chairman of                                      o    CEO Micheline
     Scientific Advisory                                   Bouchard reports at
     Board.                                                BioContact Quebec
                                                           2004 conference
                                                           that four of
                                                           world's top
                                                           multinational
                                                           pharmaceutical
                                                           companies have so
                                                           far selected ART's
                                                           eXplore Optix
                                                           imaging system.

                                  Our products

                                     enhance

                                   our vision

                                 to harness the
                                power of optical
                              molecular imaging to
                             accelerate the delivery
                               of better therapies
                                   and cures.

                                    [GRAPHIC]

                                "Optical imaging
                              technology will help
                                GE deliver better
                             tools to clinicians to
                               identify molecular
                              markers of disease."

                                                      Joe Hogan
                                                      President and CEO
                                                      --------------------------
                                                      GE Healthcare Technologies

Our technological edge

A singular technology platform with numerous preclinical, clinical, diagnostic and therapeutic applications

                          Drug discovery & development

         [PHOTO]                                                     [PHOTO]

 Our technology platform                                        to clinical drug
 has the breadth to span                                         development ...
the entire continuum from
    drug discovery ...

                               Diagnosis & therapy

    [PHOTO]                                                         [PHOTO]

to life-saving                                                 to the monitoring
 diagnoses ...                                                  of treatment ...
                                                                  and the cure.

The technology upon which ART's businesses are based is unique in the world. Fully protected by patents, time domain optical molecular imaging is being shown to deliver far richer information to researchers and clinicians than competing optical technologies. Rival technologies are limited in what they show. They don't offer the detailed data, the flexibility and the same functional information our technology platform can supply. This enables professionals to make better informed decisions--decisions that save time, money and, most important of all, will also save lives.

     The development of ART's two products -- a preclinical small animal molecular imager and a breast cancer diagnostic system--couldn't be more timely. Indeed, imaging technologies are generating avid interest and research around the world, with a particularly keen focus on molecular imaging, which represents the leading edge of these technologies. Within this sector, ART's time domain optical imaging is establishing its technological leadership. At medical and scientific conferences and symposia, as well as in peer-reviewed scientific publications, ART and GE Healthcare partnered to demonstrate that we occupy the vanguard in this field.

Two products, many markets

Our technology platform has thus far generated two products--eXplore Optix and SoftScan--targeting two different but related markets: preclinical research and breast cancer diagnosis. Given these markets' proximity, there is great potential for synergistic growth, driven by product extensions and new product development. Indeed, our technology platform has the potential to generate products that span the entire continuum from the testing of new compounds on laboratory animals, to the testing of the efficacy of new drugs in humans in clinical trials, through the diagnosis of diseases and to the monitoring of a treatment's efficacy ... to the cure.

In commercial production since June 2003, eXplore Optix addresses the drug development and medical research markets, specifically targeting pharmaceutical companies, university hospitals and public research organizations. With the sale of the first 15 units, eXplore Optix has demonstrated that the business proposition inherent in its unique technology is finding rapid market acceptance. That proposition: customers can expect a short return on investment based on the significant cost and time savings realized during drug development. More significant still are the customers who are buying the device. Without exception, they are leaders in the private and public research arenas, who are seeking a competitive edge. In our view, their purchase validates ART's technology and sends a strong message to our customers' competitors and colleagues.

     The second product, SoftScan, is scheduled to undergo multicentre pivotal trials in 2005 and is expected to be available in 2006. It targets the rapidly growing diagnostic imaging market, and more specifically addresses the detection and characterization of breast cancer.

GE Healthcare: partnering with a global leader

ART's partnership with GE Healthcare, strengthened in 2004, includes support in the engineering, manufacture, marketing and sales of both ART products. We clearly see the value of our current products in the markets GE currently serves, along with the potential applications for time domain optical imaging across the entire research and clinical care continuum.


                                                      3 ART | ANNUAL REPORT 2004

                                "UCSD has chosen
                            the eXplore Optix system
                                 for its unique
                            capability to accurately
                              recover a variety of
                           fluorophore concentrations
                                   and provide
                               depth information."

Dr. R.F. Mattrey, MD
Professor and Vice-Chairman                Dr. David R. Vera, PhD
Director of Research MRI Institute         Adjunct Professor, Radiology
----------------------------------------   -------------------------------------
University of California                   University of California
San Diego Medical Center                   San Diego Medical Center
eXplore Optix(TM)

15 sales in first 15 months

The proposition ART put to the world's pharmaceutical and research leaders 15 months ago gained rapid validation in 2004. Working in partnership with GE Healthcare, we sold eXplore Optix devices to early adopters that include 4 of the top 10 pharmaceutical companies, and 5 of the top university and government research centres in the world, including the National Institutes of Health (NIH) in the United States. eXplore Optix addresses a preclinical market worth US$700 million, of which 15% is imaging. Preclinical imaging is forecast to grow to 30% of a US$1.1 billion market by 2008--representing a CAGR of 26%.

[GRAPHIC]

eXplore Optix multiwavelength system

To use the eXplore Optix preclinical research device, a scientist frst "tags" a potential drug with a contrast agent and then injects the drug into a small laboratory animal. The researcher can then measure in real time the drug's absorption, distribution, metabolization and excretion. This contrasts sharply with traditional methods, in which the researcher must sacrifice the animal for tissue analysis, or must collect blood or urine samples at regular intervals and then extrapolate to obtain findings.

--------------------------------------------------------------------------------
[LOGO]

When it acquired Amersham PLC, the world's largest maker of contrast agents, GE signaled its long-term commitment to molecular imaging.
--------------------------------------------------------------------------------

     The cost and time comparison between these two methods could not be sharper, nor more compelling. eXplore Optix addresses a large unmet need within the pharmaceutical industry, where development costs for a new drug have surged from US$400 million in 1991 to more than US$800 million today--and they are still rising. These customers have a keen interest in controlling such costs, and in compressing the development time for new drugs, which can take as long as 15 years from laboratory to commercial launch.

--------------------------------------------------------------------------------
More applications, more ways to validate our technology in the lab

Using contrast agents that enable researchers to "tag" target molecules, eXplore Optix can be used to not only view drug absorption, distribution and metabolism in small animals, but also to image:

o    Tumour growth and metastasis;

o    Transgene expression;

o    Viral gene delivery (used in gene therapy);

o    Bacterial and viral disease progression;

o    Antibody labelling.

--------------------------------------------------------------------------------

Listening and learning from customers

In 2004, we have learned that while eXplore Optix did all that we promised it would do, some customers wanted it to do even more. They wanted even more real-time data from each procedure.

o We acted quickly to expand the single laser diode design to accommodate as many as four laser diodes. New customers can now order a multiwavelength system with up to four diodes, while those who already own an eXplore Optix can upgrade their existing system. The wider wavelength capability enables customers to derive an even richer stream of information.

o Also in 2004, at the Society for Molecular Imaging Conference, we announced the world's first 3D time domain optical image reconstruction software, which enables researchers to construct detail-rich three-dimensional images using eXplore Optix.

The future of eXplore Optix

The sales momentum we are now building within world-leading research laboratories has significance beyond preclinical research. As our unique technology is validated at the lab bench and in scientific publications, its potential application in other research areas, as well as in clinical trials on humans, will become increasingly evident. ART therefore expects the number and size of its technology's addressable markets to grow in the future.

                                                      5 ART | ANNUAL REPORT 2004

                              "ART's eXplore Optix
                                 device has many
                              unique features which
                                contribute to the
                                 development of
                                 cancer-related
                             diagnostic imaging and
                               therapeutic drugs."

                                         Dr. Samuel Achilefu, PhD
                                         Associate Professor of Radiology
                                         ---------------------------------------
                                         Washington  University
                                         School of Medicine

SoftScan(R)

To undergo pivotal trials in 2005

Positioning its flagship product, SoftScan, as an adjunct to X-ray mammography, ART will address a worldwide market estimated at US$1 billion. In preparation for regulatory approval in Canada, the United States and the European Union, we are embarking on pivotal studies that will evaluate SoftScan's safety and efficacy in breast cancer clinics, under conditions of actual use. The first three study sites, based in Canada, are the Centre Hospitalier de l'Universite de Montreal (CHUM), the McGill University Health Centre (MUHC) and the Sunnybrook and Women's College Health Sciences Centre.

[PHOTO]

The advantages of SoftScan versus other technologies are so dramatic, we believe oncologists' and radiologists' reliance on this superior diagnostic tool will rapidly grow over time. Unlike other competing technologies, SoftScan:

o    Can provide more accurate characterization of tumours;

o    Does not expose the patient to harmful radiation or painful compression;

o Allows imaging of the breast even in women with radiodense tissue which is impenetrable to conventional mammography;

o    Can  be  extended  to  offer  treatment   monitoring  without  exposure  to
     radiation.

Molecular imaging will utterly transform disease diagnosis ... starting with breast cancer

With a one-in-eight lifetime risk of a woman developing breast cancer, and an annual cost of treatment of $8 billion, the disease takes an incalculable emotional and financial toll on society. Indeed, the early detection and management of breast cancer can decrease treatment costs by 90%, while saving many thousands of lives. Screening is also problematic. For every death now prevented by screening, there are 400 false-positive mammograms and 100 needless biopsies or aspirations. The cost, the pain and the anxiety associated with breast cancer represent a growing burden on women and their families.

     SoftScan promises to be a transformative tool in the early detection of breast cancer and in the monitoring of treatment. Among potential customers in the United States, which represents the largest market, together with GE Healthcare we are targeting the principal Group Purchasing Organizations (GPO).

     These large buyers command aggregate budgets that cover the entire spectrum of cancer detection, treatment and monitoring. It is in these organizations' best interests to invest in emerging technologies such as SoftScan. GPOs recognize that the treatment costs of a patient whose cancer has gone undetected are far greater than the cost of early diagnosis and treatment.

Future applications... and growth potential

While we work to establish SoftScan in breast cancer diagnosis, this same technology has many more applications:

o Surface applications include the detection and treatment of anomalies in the brain, liver, kidney and prostate;

o    Equipped  with  an  endoscopic   probe,   SoftScan  has  further  potential
     applications in the oral and naso-pharynx cavities, as well as the oesophagus, stomach, rectum, colon, cervix and uterus.

All told, these potential downstream markets are worth $20 billion annually.


                                                      7 ART | ANNUAL REPORT 2004

                             "We chose eXplore Optix
                          over the leading competitive
                          molecular imaging system ...
                             it allows fluorescence
                              lifetime measurement,
                               a feature not found
                           in other optical systems."

                                        Dr. Wandong Zhang, MD, PhD
                                        Research Officer / Adjunct Professor
                                        (University of Ottawa)
                                        ----------------------------------------
                                        Institute for Biological Sciences
                                        National Research Council
                                        of Canada

SoftScan

Strategies for accelerating regulatory approval

ART's short-term strategy is to use a new, multijurisdictional pilot program to obtain regulatory approval for SoftScan by the Food and Drug Administration
(FDA) in the United States. In parallel, we're also seeking regulatory approval from Health Canada, and will ensure SoftScan meets the CE mark requirements for entry into the European Union market.

--------------------------------------------------------------------------------
ART's partnership with GE Healthcare represents a powerful new assault on breast cancer detection. GE already commands more than 40% of the global mammography market. With SoftScan added to its disease-fighting arsenal, GE will be able to offer the most comprehensive diagnosis-treatment-monitoring solutions in the world.
--------------------------------------------------------------------------------

A streamlined submission

ART has elected to join the FDA's new STED Pilot Program. This multijurisdiction initiative is designed to reduce the regulatory burden on companies such as ART, which otherwise would have had to submit very different applications to individual countries in order to obtain approval in each.

     The STED Pilot Program provides a harmonized regulatory approval process among its five founding members--the United States, Canada, Australia, the European Union and Japan. ART expects this program to help SoftScan gain market entry in a more cost-effective manner, and thereby make SoftScan's benefits available to people in more countries in a shorter time.

     SoftScan can accurately characterize breast tumours as malignant or benign without exposing the patient to harmful radiation. By contrast, X-rays can only indicate suspicious areas that require further investigation. In its regulatory submission, ART is positioning SoftScan as an adjunct to X-ray mammography.

                            BREAST CANCER DETECTION

                                      DIAGNOSTIC CYCLE
                                              |
                                              |
--------------------------------------------------------------------------------------------
                                               DIAGNOSTIC     TREATMENT MONITORING
SCREENING       DIAGNOSIS                      CONFIRMATION   & FOLLOW-UP
-------------   ----------------------------   ------------   ------------------------------
ANALOG X-RAY    X-RAY                          BIOPSY         PET
                                                              (Positron Emission Tomography)
DIGITAL X-RAY   ULTRASOUND
                                                              OPTICAL IMAGING:
                MRI                                           SOFTSCAN
                (Magnetic Resonance Imagery)

                OPTICAL IMAGING:
                SOFTSCAN
-------------   ----------------------------   ------------   ------------------------------

                                    [GRAPHIC]


                                                      9 ART | ANNUAL REPORT 2004

Message from the Chairman of the Board

[PHOTO]
Benoit La Salle
Chairman of the Board

Considering ART's technology platform, its management, its partnership with GE Healthcare and its financial situation, I believe the Company is ideally positioned to benefit from the paradigm shift taking place in laboratories and clinical settings throughout the world. That paradigm shift reflects a burgeoning interest in molecular and diagnostic imaging--two converging forces that promise to reshape science and medicine.

In this expanding arena, ART's time domain optical imaging has a significant advantage. By offering researchers and clinicians not just structural but also functional information, it clearly separates itself from competing modalities.

Moreover, ART's technology platform is strong enough to support a wide range of products, addressing an equally broad range of markets that are by no means limited to medical research and clinical practice. My experience in the biotech industry suggests that once ART's two devices begin working from opposite ends --in the preclinical and clinical markets--they will more rapidly validate the technology and pave the way for new uses, product extensions and, eventually, entirely new products.

     I cannot, therefore, overstate the advantage of making sales to "early adopters," and in setting a high benchmark that deters and challenges competitors. In this connection, I will comment that for a young company like ART, the sales momentum of eXplore Optix and the kind of customers it has already attracted are gratifying indeed.

     The partnership with GE is equally gratifying. GE is a global leader with the clout, resources and know-how to open all the right doors. It has a long-established presence in the world's hospitals, clinics, research institutes and pharmaceutical companies, making its choice of ART's technology and organization highly significant. Indeed, ART's time domain molecular imaging fits within GE's recently articulated strategy of offering fully integrated healthcare solutions.

     As I say, considering its assets, I can state that I have confidence in ART. Its excellent management was enhanced late last year with the recruitment of Warren Baker, Chief Operating Officer, and Dr. Joseph Kozikowski, Chief Medical Officer. The Company is sound financially, and has a solid strategy for driving further sales of eXplore Optix. It also has strategic relationships or partnerships in place with such leaders as the Massachusetts General Hospital and the National Optics Institute.

     The requirements for a Class III medical device, such as Soft-Scan, are highly demanding. I support ART's prudent decision not to undertake pivotal trials without a robust quality system in place that will ensure the highest level of data integrity possible. In the current environment, in which high-profile drug recalls are placing greater pressure on regulators, it is imperative that ART's submission be absolutely airtight. A stronger submission will also save time in the medium-term by gaining more rapid approval prior to commercialization.

     I thank the members of ART's Board of Directors, the Scientific Advisory Board and the Business Advisory Council for their judgment and contributions. I also welcome the members of the new Clinical Advisory Board, and look forward to their input during SoftScan's pivotal trials and the ramp-up to its commercialization. I am pleased to welcome Pierre Dutheil and George N. Fugelsang to the Board of Directors. Mr. Dutheil has rejoined the Board after an 18-month interlude and we are grateful for his continued support of ART. Mr. Fugelsang is the former CEO of the U.S.-based investment banking division of Dresdner Bank AG, and the former Managing Director in Morgan Stanley's
Investment Banking Division in New York and London. He brings a wealth of financial and management expertise, along with a thorough understanding of the U.S. and European financial markets.

     Finally, I would like to thank ART's shareholders for their vision and confidence. I look forward to a year of exciting developments.

/s/ Benoit La Salle


10 ART | ANNUAL REPORT 2004

Letter to shareholders

[PHOTO]
Micheline Bouchard
President and CEO

I am pleased to report that we have made solid progress in our drive to commercialization on several fronts in 2004. Our small animal imaging device, eXplore Optix, is showing robust sales for a novel technology. We are now entering pivotal clinical trials for SoftScan, our breast cancer diagnostic system, the last step prior to regulatory approval. ART's management team is stronger than ever. And we have in place two businesses, reporting separately, that address two discrete markets--drug development and clinical diagnosis--with opportunities for synergistic growth.

Over the course of the past twelve months, our partnership with GE Healthcare has further deepened and broadened. Apart from our unique, well-protected intellectual property and know-how, this relationship is our greatest asset. It represents a vote of confidence for our technology, our products and our organization from a world leader in diagnostic and biomedical devices. I will return to this relationship below.

     Twelve months ago, I set out four priorities for the coming year. Today, I think it's worth revisiting those four points and seeing how we have fared.

Ramping up sales of eXplore Optix

First, ART targeted increased sales of eXplore Optix by leveraging our partnership with GE Healthcare. As a clear sign of confidence in our product, GE has agreed in 2004 to expand on our distribution agreement for eXplore Optix and to put in place a global sales and product management team second to none in the market. Together with GE, we also staked out a position at the high-value end of the market, as befits a product that carries the ART and GE logos. We are competing on performance rather than on price, in a market where quality and dependability are paramount.

     This market has a global potential of 6,000 to 7,000 placements. Selling 15 units in 15 months, we have established ourselves in the market very rapidly. We expect the early adopters of our technology, including 4 of the top 10 pharmaceutical companies, to influence the purchase decisions of competitors and colleagues. Leaders such as Novartis, the U.S. National Institutes of Health and the University of Bergen are validating our unique technology platform. These same organizations, once they begin appreciating the data richness, return on investment (ROI) and time savings of our technology at the lab bench, will also be open to its use in clinical research. This is the key benefit of selling to early adopters and establishing a beachhead in global markets.

Pivotal trials for SoftScan set to start

My second priority was to begin pivotal trials of our SoftScan breast cancer imaging system. As I write today, we are gearing up for trials in six centres in Canada and the United States. In order to better manage risks, these trials will be undertaken with a view to ensure that our submission is, as far as possible, "bulletproof." The stakes are, after all, quite high. We are characterizing SoftScan as "an adjunct to mammography" in order to gain rapid approval in a market expected to grow to $1 billion by 2008. Our value proposition to Group Purchasing Organizations and other customers is that investing in SoftScan will yield significant cost benefits by detecting and characterizing cancer earlier, thereby reducing much greater downstream costs in cancer-fighting devices, drugs and treatments.

     Once SoftScan enters the clinical setting, we are confident that oncologists and radiologists will rapidly appreciate its superior diagnostic benefits and their reliance on the system will grow. The lives of many women and their families hang in the balance. As I say, the stakes are high.

     Even as ART proceeds along the regulatory approval path, we continue to improve our flagship product, SoftScan. The new engineering team, under Chief Operating Officer Warren Baker, has fine-tuned the design to produce a more stable, reliable and effective system. By using common components with eXplore Optix, they also reduced costs and increased manufacturing efficiency.


                                                     11 ART | ANNUAL REPORT 2004

                               "We have developed
                              with ART a strong and
                            unique partnership which
                            we see as instrumental in
                            achieving GE's vision of
                            becoming a global leader
                           in the preclinical optical
                           molecular imaging market."

                                             Bich Le
                                             General Manager
                                             Pre-clinical Imaging
                                             -----------------------------------
                                             GE Healthcare Bio-Sciences

ISO Certification achieved

My third stated priority was to achieve ISO 9001:2000 certification by mid-year, which we did. The next step will be to conform to the medical device quality standard (ISO 13485), and the U.S. Quality System Regulation (QSR) by Q2 2005.

Raising our profile in the right places

My fourth and final priority for 2004 was to build ART's profile in the medical, scientific and financial communities. In this area, too, we made strides in establishing ART's leadership in a field that's expected to revolutionize medicine and science.

o Together with GE, we took part in several scientific and medical conferences across North America. We published papers, conducted demonstrations and presented our technology to medical, scientific and business groups;

o We appointed a Clinical Advisory Board composed of prominent and respected medical experts. They will be a tremendous asset in charting a course for the acceptance of our technology by clinicians and buying groups;

o We also made presentations to the financial community, culminating in a CA$16.8 million public offering, largely subscribed from institutional investors.

GE Healthcare partnership remains robust

Given GE's equity participation and contribution to the engineering, manufacturing, marketing and sales of eXplore Optix and SoftScan, this partnership remains a key asset. A US$13 billion global industry leader, GE recently demonstrated its long-term commitment to molecular imaging by purchasing Amersham PLC. Amersham is the world's largest maker of contrast agents, which enable researchers and clinicians to "tag" specific molecules or genes for imaging. Contrast agents are used by customers who buy eXplore Optix, and will likely play a critical role in future ART products.

Challenges and rewards

With our technology now being validated, we have successfully transformed ART into a medical devices company. This is no mean feat, for the challenges are formidable. A company such as ART operates at the intersection of engineering, medicine, biology, physics, mathematics, manufacturing and marketing. From this complex junction of forces, we must produce a device that satisfies regulators many times over--a device that is proven efficacious, safe, simple to use and highly reliable.

Four priorities in '05

With an even stronger management team and solid progress on both product fronts, I intend to maintain and press ahead with our four key priorities:

o Increase our market share in the preclinical optical imaging sector by continuing to ramp up sales of eXplore Optix through our distribution agreement with GE Healthcare;

o Complete pivotal clinical trials of SoftScan and file our submission for regulatory approval;

o Obtain certification to the medical device quality standard (ISO 13485) and achieve U.S. Quality System Regulation compliance; and

o Increase the visibility and support of ART within the medical, scientific and financial communities internationally.

The challenges are great, but so are the rewards, both to our shareholders and, we believe, to patients and their families. We feel we are up to those challenges.

     I would like to thank our shareholders and Board of Directors for their support, along with our Business Advisory and Scientific Advisory Boards. The latter is now chaired by Dr. Martin Yaffe, a renowned medical imaging specialist at the University of Toronto. I welcome the newly constituted Clinical Advisory Board, made up of distinguished radiologists and scientists, and chaired by Dr. Daniel Kopans, Professor of Radiology at the Harvard Medical School. Their counsel is, and will continue to be, invaluable. I would also like to thank our employees--among whom are some of the top minds in mathematics, science, engineering, marketing and regulatory affairs. I believe we have assembled a stellar organization and I look forward to a very positive year.


/s/ Michiline Boucherd


                                                     13 ART | ANNUAL REPORT 2004

                                 "Our laboratory
                             selected eXplore Optix
                               because it responds
                                to our need for a
                              system that provides
                            quantitative information
                                and fluorescence
                                lifetime images."

                                              Dr. Richard Kremer, MD
                                              Director
                                              ----------------------------------
                                              Bone and Mineral Unit
                                              McGill University Health Centre

Management's Report

The financial statements and the information contained in this annual report are the responsibility of management, and have been approved by the Board of Directors.

The financial statements have been prepared by management according to generally accepted accounting principles of Canada.

The financial statements include amounts based on the use of best estimates and judgments. Management has established these amounts in a reasonable manner in order to ensure that the financial statements are fairly presented in all material respects. The financial information presented elsewhere in the annual report agrees with the financial statements.

The Company maintains control systems for internal accounting and administration. The objective of these systems is to provide a reasonable assurance that the financial information is pertinent, reliable and accurate and that the Company's assets are properly accounted for and safeguarded.

The Board of Directors is entrusted with ensuring that management assumes its responsibilities with regard to the presentation of financial information and is ultimately responsible for the examination and approval of the financial statements. The Board discharges this responsibility principally through its audit committee, whose members are all external directors.

This committee meets periodically with management and the external auditors to discuss the internal controls exercised over the process of presentation of the financial information, questions of auditing and questions on the presentation of financial information in order to assure themselves that each party properly fulfills its function and also to examine the financial statements and the external auditors' report.

The financial statements have been verified on behalf of the shareholders by the external auditors, Raymond Chabot Grant Thornton, LLP. The auditors have free and full access to the audit committee.

President and Chief Executive Officer        Chief Financial Officer


/s/ Micheline Bouchard                       /s/ Jacques Bedard
-------------------------                    ---------------------
Micheline Bouchard                           Jacques Bedard

Montreal, Canada
March 15, 2005


                                                     15 ART | ANNUAL REPORT 2004

Management's Discussion and Analysis of
Results of Operations and Financial Condition
As at February 4, 2005

The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe," "expect," "anticipate," "aim," "target," "plan," "intend," "continue," "estimate," "may," "will," "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of eXplore Optix(TM) by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan(R), reliance on third parties to manufacture or market products, competition from pharmaceutical and biotechnology companies, impact of general economic conditions, general conditions in the healthcare and pharmaceutical industries, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and ART does not undertake to update such statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, following the launch of eXplore Optix in June 2003, the Company generated sales of over $2.5 million since it placed its first order 15 months ago. The preclinical market accounts for approximately between 6,000 to 7,000 possible placements worldwide.

SoftScan, ART's time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to complete pivotal trials for SoftScan and file for regulatory approval in 2005.

ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. ART's revenues from the sales of its eXplore Optix product for the year ended December 31, 2004, were $1,935,000 compared to $681,875 for the eight-month period ended December 31, 2003. These revenues originated from customers in North America, Europe and Asia. These revenues were generated through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement.


16 ART | ANNUAL REPORT 2004

As of December 31, 2004, ART's working capital was $12.5 million, including $11.8 million in cash and short-term investments. ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures, up to early 2006.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).

Outlook

In 2005, ART expects to incur continued losses from operations. During the 2005 fiscal year, the Company expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of the preclinical optical imaging. ART expects that its pharmaceutical business will benefit from the following positive factors: first, by quickly upgrading its base product offering to respond to market needs, ART expects during the first half of 2005, to receive orders for its multiwavelength base system which will offer more capability to customers; second, now that GE Healthcare has completed the integration of the business of Amersham, ART can count on a strong and well-trained worldwide sales force going forward; third, ART pursued its development of eXplore Optix product extensions, such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference and is expected to be launched in early 2005. Taking into account these factors, ART believes it is poised to achieve significant growth of its revenues from the sales of its eXplore Optix system and related product extensions and upgrades in year 2005.

In 2005, ART expects to increase its activities in the medical sector as its SoftScan device undergoes pivotal trials with a view to file for regulatory approval. As a cornerstone of its regulatory strategy to obtain market clearance for its SoftScan device, ART will use the multijurisdictional STED program adopted by the United States Food and Drug Administration (FDA) as well as the Canadian and European health regulatory agencies. Since ART records all of its development expenditures as they are incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in R&D expenses.

Critical accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Development expenditures expensed as opposed to capitalized

The Company expenses research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not capitalized any such development costs to date. Over the last fifteen months, the Company has undertaken successfully the commercialization of its eXplore Optix product contributing to the fact that the expectation of future benefits arising from continued development is now reasonably certain. Therefore, the Company expects to be in a position to capitalize these development costs going forward.

Fair value of options and common share purchase warrants

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under 17 these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method


                                                     17 ART | ANNUAL REPORT 2004
of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003, the Company has adopted the latter alternative treatment.

In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for years beginning before January 1, 2004. During the eight-month period ended December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, scientific research and experimental development expenditures and non-refundable investment tax credits. In view of the recent net losses and expected future losses, management is of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheet.

Investment tax credits receivable

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred. They are calculated based on the Company's experience and on the application of the investment tax credit program. The Company has always been conservative while accounting for investment tax credits. It is possible that subsequent to government audits the receivable amount will change.

Impairment of patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test, for any reasons, including but not limited to invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

Selected financial data

                                                                                        Eight-month
                                                                     Year ended        period ended       Year ended
                                                              December 31, 2004   December 31, 2003   April 30, 2003
--------------------------------------------------------------------------------------------------------------------
Sales                                                            $ 1,935,000         $   681,875        $       --

Loss from continuing operations                                  $ 9,928,603         $ 5,832,025        $9,026,445
Net loss                                                         $ 9,928,603         $ 5,832,025        $6,546,604

Basic and diluted loss per share from continuing operations      $      0.24         $      0.20        $     0.38
Basic and diluted net loss per share                             $      0.24         $      0.20        $     0.28

Total assets                                                     $16,764,887         $13,704,796        $8,032,130
--------------------------------------------------------------------------------------------------------------------


18 ART | ANNUAL REPORT 2004

Results of operations

Comparison of year ended December 31, 2004 to eight-month period ended December 31, 2003.

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003, and consequently, ART reported its financial results in 2003 over an eight-month period ended December 31, 2003, and a twelve-month period ended April 30, 2003. As a result of this change in reporting period, ART's financial results for 2004 and 2003 are not directly comparable to the financial results for the immediately preceding year.

REVENUES

Revenues for the year ended December 31, 2004 were $1,935,000, compared to $681,875 for the eight-month period ended December 31, 2003.

COST OF SALES

For the year ended December 31, 2004, the cost of sales was $915,087 compared to $377,744 in the eight-month period ended December 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% from its eXplore Optix products in 2004 and 45% in the preceding period. As the Company transitions to the new multiwavelength base system and product extensions, and plans to offer upgrades to its customer base in 2005, it is expected that the gross margin will fluctuate in the coming year.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company's research and development ("R&D") expenditures for the year ended December 31, 2004, net of investment tax credits amounted to $7,511,485, compared to $3,491,641 for the eight-month period ended December 31, 2003. In the medical sector, ART pursued its efforts towards the preparation of pivotal trials for its SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, the manufacturing of the clinical prototypes, preparing the protocols and selecting its clinical sites. In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions such as the world's first commercial 3D time domain optical image reconstruction software for preclinical research, and of its new eXplore Optix multiwavelength system. In 2004, ART also obtained ISO 9001:2000 certification. During the year ended December 31, 2004, 74% of the R&D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

INVESTMENT TAX CREDITS

The investment tax credits ("ITC") represented $1,264,856, or 14% of the overall expenditures in R&D, for the year ended December 31, 2004, compared to $433,865, or 11% of the overall expenditures, for the eight-month period ended December 31, 2003. The ITC increase follows a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R&D expenditures in the year ended December 31, 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative ("SG&A") expenses for the year ended December 31, 2004, totalled $3,474,446, compared to $2,239,324 for the eight-month period ended December 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities. During the year ended December 31, 2004, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

AMORTIZATION

Amortization for the year ended December 31, 2004 totalled $249,627, compared to $136,643 for the eight-month period ended December 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due 19 to the rapid amortization of a demonstration unit.


                                                     19 ART | ANNUAL REPORT 2004

INTEREST INCOME

Interest income for the year ended December 31, 2004 totalled $300,221, compared $63,384 for the eight-month period ended December 31, 2003. The increase is mainly explained by the increase in the Company's cash and short-term investments resulting from the financing closed in the first quarter of the year ended December 31, 2004.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the year ended December 31, 2004, amounted to $13,179, compared to $331,932 for the eight-month period ended December 31, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

NET LOSS

Net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.

Comparison of eight-month period ended December 31, 2003 and year ended April 30, 2003.

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results report discrepancies between the two years, which are primarily due to the fact that the periods compared are different.

REVENUES

The Company recorded sales of $681,875 during the eight-month period ended December 31, 2003, as compared to none in the year ended April 30, 2003. These revenues came from the sale of eXplore Optix units to the biomedical sector.

COST OF SALES

For the eight-month period ended December 31, 2003, the cost of sales was $377,744, compared to none in the year ended April 30, 2003. Cost of sales consisted principally of costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the eight-month period ended December 31, 2003 compared to none in the year ended April 30, 2003.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company's R&D expenditures for the eight-month period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the year ended April 30, 2003. The investment tax credits represent $433,865, or 11% of the overall expenditures in R&D, for the eight-month period ended December 31, 2003, compared to $570,792, or 9% of the overall expenditures, for the year ended April 30, 2003. R&D expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with the McGill University Health Centre, the Sunnybrook and Women's College Health Sciences Centre and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general, and administrative expenses for the eight-month period ended December 31, 2003, were $2,239,324 compared to $2,885,065 for the year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company's visibility, as well as support the Company's activities.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the eight-month period ended December 31, 2003, increased $112,867, to a loss of $331,932, compared to a loss of $219,065 for the year ended April 30, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.


20 ART | ANNUAL REPORT 2004

OTHER EXPENSES

Other expenses for the eight-month period ended December 31, 2003 were nil compared to $1,467,621 for the year ended April 30, 2003. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

CURRENT INCOME TAXES RECOVERED

Current income taxes recovered for the eight-month period ended December 31, 2003 were nil compared to $1,318,668 for the year ended April 30, 2003. The current tax recovery in the year ended April 30, 2003, represents the utilization of tax losses for the year to recover current income taxes resulting from the gain related to the disposal of the ISIS thermal imaging division.

NET LOSS

As a result, the net loss for the eight-month period ended December 31, 2003 was $5,832,025, or $0.20 per share, compared to $6,546,604, or $0.28 per share, for the year ended April 30, 2003.

Liquidity and capital resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-up public offering. Since its creation in 1993 until December 31, 2004, the Company has issued 42,664,523 shares and 2,194,422 share purchase warrants amounting to $80,696,107.

The Company's working capital increased by $2,922,885, or 30%, to $12,534,875 as of December 31, 2004, from $9,611,990 as of December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $11,831,151. This increase resulted principally from a treasury offering which closed on March 10, 2004, followed by the partial exercise of an over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,300,825, net of related expenses.

Cash flows used for operating activities for the year ended December 31, 2004 increased by $3,369,654, or 52%, to $9,805,257 from $6,435,603 for the eight-month period ended December 31, 2003. The increase in cash flows used for operating activities primarily results from the difference in length of the two fiscal years, i.e. twelve months compared to eight months.

Cash flows used in investing activities for the year ended December 31, 2004 increased by $4,175,828 or 713% to $4,761,508 from $585,680 for the eight-month period ended December 31, 2003. During the year ended December 31, 2004, the Company invested its available cash in short-term investments.

Cash flows from financing activities increased by $1,202,606, or 12%, to $11,447,751 for the year ended December 31, 2004, from $10,245,145 for the eight-month period ended December 31, 2003.

As at December 31, 2004, total assets increased $3,060,091, or 22%, to $16,764,887, from $13,704,796 as at December 31, 2003. The increase in total assets comes principally from the cash received following the treasury offering closed in March 2004. The Company has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As of December 31, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as of December 31, 2004.

ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through R&D activities and capital expenditures up to early 2006.


                                                     21 ART | ANNUAL REPORT 2004

Commitments

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2004:

                                                                            Payment due by period
-------------------------------------------------------------------------------------------------
                      TOTAL     Less than 1 year    1-3 years   4-5 years           After 5 years
-------------------------------------------------------------------------------------------------
Operating leases   $3,141,477       $437,984       $1,197,226    $802,119              $704,148
-------------------------------------------------------------------------------------------------

Related party transactions

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART's Chief Medical Officer
(CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan. During the year ended December 31, 2004, the Company paid $198,946 for management services as CMO and $1,753,635 for contract research services.

Quarterly results from operations

Our business fluctuates according to our sales and development cycle, and addresses emerging markets. The following table presents our operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2004. This data should be read together with the financial statements and the notes to such statements.

                                                                                                  Net loss per share
                                                                         -------------------------------------------
                                                Loss from                Basic and diluted from
                            Sales   continuing operations     Net loss    continuing operations    Basic and diluted
--------------------------------------------------------------------------------------------------------------------
Dec. 2004 FY
December 31              $599,000              $2,714,207   $2,714,207                    $0.06                $0.06
September 30              760,000               2,438,606    2,438,606                     0.06                 0.06
June 30                   190,000               2,694,042    2,694,042                     0.06                 0.06
March 31                  386,000               2,081,748    2,081,748                     0.06                 0.06
--------------------------------------------------------------------------------------------------------------------
Dec. 2003 FY
December 31 (2 months)    681,875               1,563,667    1,563,667                     0.05                 0.05
October 31                     --               2,164,825    2,164,825                     0.07                 0.07
July 31                        --               2,103,533    2,103,533                     0.08                 0.08
--------------------------------------------------------------------------------------------------------------------
April 2003 FY
April 30                       --               2,285,486    2,271,209                     0.10                 0.10
--------------------------------------------------------------------------------------------------------------------

Notes: Quarterly data for the years ended December 31, 2003 and April 30, 2003 have been converted from CA$ to US$ using a yearly average rate.


22 ART | ANNUAL REPORT 2004

Disclosure about market risks

ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART's results of operations.

Foreign currencies

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

Interest rate sensitivity

ART's investment policy is made of high-grade government, bank and corporate securities with varying maturities usually less than 180 days. ART does not have material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on the Canadian dollar prime rate.

Risk and uncertainties

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that


                                                     23 ART | ANNUAL REPORT 2004
the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favourable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report in Form 20-F.


24 ART | ANNUAL REPORT 2004

Auditors' Report

To the Shareholders of ART Advanced Research Technologies Inc.

We have audited the balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Illegible

Chartered Accountants

Montreal, Canada
February 4, 2005


                                                     25 ART | ANNUAL REPORT 2004

Comments by Auditors on
Canada-United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ Illegible

Chartered Accountants

Montreal, Canada
February 4, 2005


26 ART | ANNUAL REPORT 2004

Balance Sheets
(In U.S. dollars)

                                                                 December 31, 2004   December 31, 2003
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash                                                               $    631,164        $  4,200,128
   Term deposit, 1.45% (2.65% in 2003), maturing in April 2005             249,584             231,392
      (Note 17)
   Commercial papers, 2.24% to 2.51% (2.70% to 2.80% in 2003),
      maturing from January to March 2005                               10,950,403           4,993,040
   Accounts receivable (Note 4)                                            883,604             801,649
   Investment tax credits receivable                                       815,760           1,158,682
   Inventories (Note 5)                                                  1,014,551             336,042
   Prepaid expenses                                                        144,882             183,461
------------------------------------------------------------------------------------------------------
                                                                        14,689,948          11,904,394
------------------------------------------------------------------------------------------------------

Property and equipment (Note 6)                                            547,406             478,218
Patents (Note 3)                                                         1,527,533           1,322,184
------------------------------------------------------------------------------------------------------
                                                                      $ 16,764,887        $ 13,704,796
======================================================================================================

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 8)                  $  2,155,073        $  2,292,404
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital and share purchase warrants (Note 9)                      80,696,107          67,870,684
Contributed surplus (Notes 9(d) and 10)                                    474,698              18,206
Deficit                                                                (68,122,241)        (56,753,062)
Cumulative translation adjustment                                        1,561,250             276,564
------------------------------------------------------------------------------------------------------
                                                                        14,609,814          11,412,392
------------------------------------------------------------------------------------------------------
                                                                      $ 16,764,887        $ 13,704,796
======================================================================================================

Commitments and contingency (Notes 16 and 17)

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,


/s/ Benoit LaSalle                                            /s/ Illegible

Director                                                      Director


                                                     27 ART | ANNUAL REPORT 2004

Operations and Deficit
(In U.S. dollars)

                                                                                Eight-month       Year ended
                                                             Year ended        period ended   April 30, 2003
                                                      December 31, 2004   December 31, 2003        (Note 11)
------------------------------------------------------------------------------------------------------------
Sales                                                       $ 1,935,000         $   681,875      $        --
Cost of sales                                                   915,087             377,744               --
------------------------------------------------------------------------------------------------------------
Gross margin                                                  1,019,913             304,131               --
------------------------------------------------------------------------------------------------------------

Operating expenses
   Research and development (Note 13)                         7,511,485           3,491,641        5,734,470
   Selling, general and administrative                        3,474,446           2,239,324        2,885,065
   Amortization                                                 249,627             136,643          138,173
------------------------------------------------------------------------------------------------------------
                                                             11,235,558           5,867,608        8,757,708
------------------------------------------------------------------------------------------------------------
Operating loss                                               10,215,645           5,563,477        8,757,708
Interest expense                                                     --                  --              393
Interest income                                                (300,221)            (63,384)         (99,674)
Foreign exchange loss                                            13,179             331,932          219,065
Other expenses (Note 9)                                              --                  --        1,467,621
------------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes           9,928,603           5,832,025       10,345,113
Current income taxes recovered (Note 14)                             --                  --       (1,318,668)
------------------------------------------------------------------------------------------------------------
Loss from continuing operations                               9,928,603           5,832,025        9,026,445
Profit from discontinued operations (Note 11)                        --                  --       (2,479,841)
------------------------------------------------------------------------------------------------------------

Net loss                                                      9,928,603           5,832,025        6,546,604
Deficit, beginning of year                                   56,753,062          49,561,034       42,309,220
Share and share purchase warrant issue expenses               1,440,576           1,360,003          705,210
------------------------------------------------------------------------------------------------------------
Deficit, end of year                                        $68,122,241         $56,753,062      $49,561,034
============================================================================================================

Basic and diluted loss per share from continuing
   operations                                               $      0.24         $      0.20      $      0.38
============================================================================================================

Basic and diluted earnings per share from
   discontinued operations                                  $        --         $        --      $     (0.10)
============================================================================================================

Basic and diluted net loss per share (Note 3)               $      0.24         $      0.20      $      0.28
============================================================================================================

Basic and diluted weighted average number of
   common shares outstanding                                 41,220,856          29,456,248       23,493,351
============================================================================================================

The accompanying notes are an integral part of the financial statements.


28 ART | ANNUAL REPORT 2004

Cash Flows
(In U.S. dollars)

                                                                                 Eight-month       Year ended
                                                              Year ended        period ended   April 30, 2003
                                                       December 31, 2004   December 31, 2003        (Note 11)
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                     $(9,928,603)        $(5,832,025)    $ (6,546,604)
Items not affecting cash
   Amortization                                                  249,627             136,643          138,173
   Stock-based compensation (Note 10)                            142,516              18,206               --
   Other expenses (Note 9(c))                                         --                  --          717,621
Net change in working capital items
   Accounts receivable                                           (18,427)           (635,388)          61,298
   Investment tax credits receivable                             382,500            (150,125)        (563,018)
   Inventories                                                  (584,827)           (321,780)              --
   Prepaid expenses                                               26,492              79,717         (175,242)
   Accounts payable and accrued liabilities                      (74,535)            269,149          164,623
-------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities               (9,805,257)         (6,435,603)      (6,203,149)
Cash flows from discontinued activities                               --                  --       (4,330,520)
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          (9,805,257)         (6,435,603)     (10,533,669)
-------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Short-term investments                                        (4,402,764)           (919,619)      (1,130,730)
Property and equipment                                          (234,972)           (166,078)         (53,408)
Other assets                                                    (123,772)            500,017         (647,768)
-------------------------------------------------------------------------------------------------------------
Cash flows from continuing investing activities               (4,761,508)           (585,680)      (1,831,906)
Cash flows from discontinued activities (Note 11)                     --                  --        5,500,000
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                          (4,761,508)           (585,680)       3,668,094
-------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Shares and share purchase warrants                            12,888,327          11,605,148        7,502,855
Share and share purchase warrant issue expenses               (1,440,576)         (1,360,003)        (705,210)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                          11,447,751          10,245,145        6,797,645
-------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation adjustments               551,957             146,261          200,666
-------------------------------------------------------------------------------------------------------------
                                                              11,999,708          10,391,406        6,998,311
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          (2,567,057)          3,370,123          132,736
Cash and cash equivalents, beginning of year                   4,200,128             830,005          697,269
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       $ 1,633,071         $ 4,200,128     $    830,005
=============================================================================================================

CASH AND CASH EQUIVALENTS
Cash                                                         $   631,164         $ 4,200,128     $    830,005
Commercial paper                                               1,001,907                  --               --
-------------------------------------------------------------------------------------------------------------
                                                             $ 1,633,071         $ 4,200,128     $    830,005
=============================================================================================================

Supplemental disclosure of cash flow information
Interest paid                                                $        --         $        --     $       (393)
Interest received                                                246,680              47,753           90,366

The accompanying notes are an integral part of the financial statements.


                                                     29 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 1. Governing statutes, nature of operations and change in fiscal year-end

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

     The Company evolved from a primarily technology-driven company with its two main products, eXplore Optix and SoftScan, to a market focused organization. The Company currently sells eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with General Electric Company ("GE"). SoftScan, its time domain optical breast imaging device, is currently undergoing clinical trials.

     As the Company is moving towards full commercialization, the Company estimates that there will be additional capital requirements relating to its research and development activities and commercialization of its products. The ability to generate positive net income and cash flows from operations in the future is dependent upon many factors, including the Company's ability to raise additional capital, the level of market acceptance for the Company's products, the degree of competition encountered by the Company and general economic conditions.

     In 2003, the Company  changed its fiscal year-end from April 30 to December
31. Accordingly, the comparative financial statements for December 31, 2003 are for an eight-month period. During the year ended April 30, 2003, the Company had no commercial operations.

Note 2. Changes in accounting policies

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003 the Company has adopted the latter alternative treatment.

     In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning January 1, 2004. During the eight-month period ended
December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

     On May 1, 2002, the Company adopted prospectively the recommendations of CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in
Note 3.

Note 3. Accounting policies

The financial statements are expressed in United States of America dollars (U.S. dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The principal differences between Canadian and U.S. GAAP are described in Note 19.

Use of estimates

These financial statements have been prepared in accordance with Canadian GAAP which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.


30 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 3. Accounting policies (continued)

Principles of consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. These companies are inactive, therefore, there are no significant intercompany accounts or transactions to eliminate.

Revenue recognition

Revenue from sales of the Company's products is recorded when there is persuasive evidence of an arrangement, goods have been delivered to the customer, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. A warranty provision is recorded at the time revenue is recognized based on estimated customer returns and allowances.

Accounts receivable

Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

Finished goods and work in process are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

     Cost is determined by the first in, first out method.

Amortization

Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

--------------------------------------------------------------------------------
Computer equipment                                                       3 years
Office furniture, tools and equipment                                    5 years
Leasehold improvements                                             Term of lease

Patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Patent maintenance costs are expensed as incurred. Patents are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                           December 31, 2004   December 31, 2003
--------------------------------------------------------------------------------
Gross carrying value                              $1,598,926          $1,342,771
Accumulated amortization                              71,393              20,587
--------------------------------------------------------------------------------
Net carrying value                                $1,527,533          $1,322,184
================================================================================
Patents acquired during the period                $  150,588          $   97,180
================================================================================

Research and development  expenses

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has not deferred any development costs to date.

     Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred.

Share and share purchase warrant issue expenses

Share and share purchase warrant issue expenses are accounted for as an increase to the deficit.


                                                     31 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 3. Accounting policies (continued)

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the accounting basis and tax basis of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance against any future tax asset if, according to management, it is more likely than not that the asset will not be realized.

Cash and cash equivalents

The Company presents cash and highly liquid investments having a term of three months or less from the acquisition date with cash and cash equivalents.

     Cash equivalents are carried at cost, which approximates fair value.

Reporting currency and translation of foreign currencies

The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders' equity.

     Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the balance sheet dates, non-monetary assets and liabilities are translated at rates in effect at transaction dates and revenues and expenses have been translated at the weighted average exchange rates for the fiscal years. Exchange gains and losses arising from such transactions have been included in income.

Dividends

The Company has never paid a cash dividend on its common shares. In the future, any dividends declared will be in Canadian dollars. For shareholders who are residents of the United States of America, dividends will be translated and paid in U.S. dollars at the rate of exchange prevailing on the declaration date.

Basic and diluted loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of share purchase warrants and stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all years or periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the years or periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

     Stock options and share purchase warrants for the purchase of 4,666,796, 4,645,022 and 3,946,437 common shares were outstanding at December 31, 2004, December 31, 2003, and April 30, 2003, respectively, but were not included in the calculation of the diluted loss per share.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline No. 14 (AcG-14), Disclosure of Guarantees, that provides guidance on the determination of guarantees and requires that the guarantor disclose the important details related to a guarantee, even though the likelihood of the guarantor having to make any payments under the guarantee is slight.

     The implementation of AcG-14 did not have any significant impact on the financial position of the Company or on the results of its operations.

Note 4. Accounts receivable

                                                                December 31, 2004   December 31, 2003
-----------------------------------------------------------------------------------------------------
Trade accounts, net of allowance for doubtful accounts of nil            $647,583            $681,875
Sales tax receivable                                                      134,949              78,344
Interest and other receivables                                            101,072              41,430
-----------------------------------------------------------------------------------------------------
                                                                         $883,604            $801,649
=====================================================================================================

Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable. 100% of the Company's sales (82.4% in 2003) were made to this same customer.


32 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 5. Inventories

                                           December 31, 2004   December 31, 2003
--------------------------------------------------------------------------------
Raw materials                                     $  475,549            $336,042
Work in process                                      178,765                  --
Finished goods                                       360,237                  --
--------------------------------------------------------------------------------
                                                  $1,014,551            $336,042
================================================================================

Note 6. Property and equipment

                                                               December 31, 2004
--------------------------------------------------------------------------------
                                                          Accumulated
                                                  Cost   amortization        Net
--------------------------------------------------------------------------------
Computer equipment                          $1,002,742     $  801,896   $200,846
Office furniture                               236,369        224,660     11,709
Tools and equipment                            291,845        221,541     70,304
Leasehold improvements                         424,814        160,267    264,547
--------------------------------------------------------------------------------
                                            $1,955,770     $1,408,364   $547,406
================================================================================

                                                               December 31, 2003
--------------------------------------------------------------------------------
                                                          Accumulated
                                                  Cost   amortization        Net
--------------------------------------------------------------------------------
Computer equipment                          $  805,133     $  653,839   $151,294
Office furniture                               216,144        188,658     27,486
Tools and equipment                            219,432        138,937     80,495
Leasehold improvements                         337,918        118,975    218,943
--------------------------------------------------------------------------------
                                            $1,578,627     $1,100,409   $478,218
================================================================================

Note 7. Credit facilities

As at December 31, 2004, the Company had available a credit facility of $1,081,531 (CA$1,300,000) pursuant to the provisions of a qualifying investment tax credit receivable program. Such loans are repayable upon receipt of the tax credits. This facility was available but not utilized as at December 31, 2004 and December 31, 2003 respectively. This facility bears interest at the base rate plus 1.5% and is renewable on an annual basis.

     As at December 31, 2004, a credit facility of $831,947 (CA$1,000,000), secured by a pledge of accounts receivable and by a charge on all assets of the Company, was available but not utilized. This facility bears interest at the base rate plus 1.75% and is renewable on an annual basis. The Company has to comply with certain restrictive clauses which were all met at December 31, 2004.

Note 8. Accounts payable and accrued liabilities

                                           December 31, 2004   December 31, 2003
--------------------------------------------------------------------------------
Trade accounts                                    $  919,658          $1,101,257
Employee related
   Salaries                                          560,918             578,835
   Bonus                                             540,578             334,447
Corporate transaction costs                               --              33,738
Others                                               133,919             244,127
--------------------------------------------------------------------------------
                                                  $2,155,073          $2,292,404
================================================================================


                                                     33 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 9. Share capital and share purchase warrants

Authorized
Unlimited number of shares without par value
   Common shares
   Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

The following table presents the changes in the number of outstanding common shares in the last three periods:

                                              December 31, 2004              December 31, 2003                 April 30, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                                  Common shares                  Common shares                  Common shares
--------------------------------------------------------------------------------------------------------------------------------
                                         Number           Value         Number           Value         Number           Value
--------------------------------------------------------------------------------------------------------------------------------
Issued and fully paid
Balance, beginning of year           34,238,523     $65,955,938     26,673,341     $55,487,915     20,523,591     $47,985,060
Issue of shares for cash              8,420,000      12,714,401(a)   7,564,782      10,467,294(b)   6,142,680       7,500,000(c)
Issue of shares for cash following
   the exercise of stock options          6,000           8,286            400             729          7,070           2,855
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                 42,664,523      78,678,625     34,238,523     $65,955,938     26,673,341     $55,487,915
================================================================================================================================

     The following tables present the changes in the number of share purchase warrants outstanding in the last three periods:

                                                                 December 31, 2004
-----------------------------------------------------------------------------------
                                                                   Weighted average
                                        Number        Value      exercise price CA$
-----------------------------------------------------------------------------------
Balance, beginning of year           3,208,422   $1,914,746                    4.84
Issue of share purchase warrants       546,000      162,736(a)                 2.15
Expiry of share purchase warrants   (1,560,000)     (60,000)(d)                7.50
-----------------------------------------------------------------------------------
Balance, end of year                 2,194,422   $2,017,482                    2.28
===================================================================================

                                                                December 31, 2003
----------------------------------------------------------------------------------
                                                                  Weighted average
                                        Number        Value     exercise price CA$
----------------------------------------------------------------------------------
Balance, beginning of year           2,465,237   $  777,621                   5.66
Issue of share purchase warrants       743,185    1,137,125(b)                2.11
----------------------------------------------------------------------------------
Balance, end of year                 3,208,422   $1,914,746                   4.84
==================================================================================

                                                                    April 30, 2003
----------------------------------------------------------------------------------
                                                                  Weighted average
                                        Number        Value     exercise price CA$
----------------------------------------------------------------------------------
Balance, beginning of year           1,560,000     $ 60,000                   7.50
Issue of share purchase warrants       905,237      717,621(c)                2.50
----------------------------------------------------------------------------------
Balance, end of year                 2,465,237     $777,621                   5.66
==================================================================================

(a) In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

          In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of CA$2.15, by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and ART. With respect to the share purchase warrants issue, 50% of the share purchase war rants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black & Scholes model. The valuation assumptions are listed below:

     o    Expected life: 5 years;

     o    Expected volatility: 70%;

     o    Weighted average risk-free interest rate: 3.71%;

     o    Dividend rate: 0%.


34 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 9. Share capital and share purchase warrants (continued)

(b) During the eight-month period ended December 31, 2003, the Company completed a series of financing rounds through private placements.

          According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for gross cash proceeds of $11.6 million. Commissions related to the financing rounds amounting to $1,162,666 were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued for the financing to two agents were evaluated at $1,137,125, following the assumptions listed below and were presented in the section "Share capital and share purchase warrants" of the shareholders' equity.

     Information relating to the share purchase warrants is detailed as follows:

     o The first agent received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of CA$2.08;

     o The second agent received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of CA$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of CA$3.23.

     These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

     o    Expected life: 3 years;

     o    Expected volatility: 70%;

     o    Weighted average risk-free interest rate: 3.71%;

     o    Dividend rate: 0%.

(c) During the year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

          Pursuant to the financing agreements closed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

          On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with GE. The first agreement, known as the "Master Research and Development Alliance Agreement", establishes mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "SoftScan Commercial Alliance Agreement", defines mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for SoftScan.

          The Company paid management fees of $750,000 in cash to an agent for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the operations and deficit statement and "operating activities" of the cash flow statement for the period.

          The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

     o Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of CA$2.50. These share purchase warrants became exercisable as of November 15, 2002 and expire on November 15, 2007;

     o Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of CA$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earns income from the signature of a firm purchase order for SoftScan. These warrants expire on November 15, 2007.


                                                     35 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 9. Share capital and share purchase warrants (continued)

     The Company evaluated the fair value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

     o    Expected life: 5 years;

     o    Expected volatility: 70%;

     o    Risk-free interest rate: 4.3%;

     o    Dividend rate: 0%.

     Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the operations and deficit statement while the consideration was recorded under "Share capital and share purchase warrants" in shareholders' equity.

          In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

(d) Upon the expiry of the share purchase warrants, an amount of $60,000 was transfered to contributed surplus.

Note 10. Stock-based compensation plan

Under the Company's stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase common shares may be granted to employees, directors, officers or consultants of the Company. Each option will normally expire ten years from the date of issuance. In addition, each option to be granted under the Plan will vest in instalments from the effective date of grant pursuant to a pre-established vesting schedule. The exercise price of any option granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price of the common shares on a stock exchange on which the common shares are listed immediately prior to the date of grant of such options.

     As at December  31, 2004,  December 31, 2003 and April 30, 2003,  2,650,000
common shares were authorized for issuance. Since its inception, 699,840 common shares have been issued under this plan.

     The following table presents the changes in the number of options outstanding in the last three periods:

                                           December 31, 2004                   December 31, 2003                      April 30, 2003
------------------------------------------------------------------------------------------------------------------------------------
                           Directors, officers and employees   Directors, officers and employees   Directors, officers and employees
------------------------------------------------------------------------------------------------------------------------------------
                               Number       Weighted average         Number     Weighted average         Number     Weighted average
                           of options     exercise price CA$     of options   exercise price CA$     of options   exercise price CA$
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of
   year                     1,431,600                   3.79      1,476,200                 4.06      1,207,070                 6.01
Options granted             1,282,574(a)                1.96        142,400                 3.21        658,900                 2.04
Options exercised              (6,000)                  1.91           (400)                2.39         (7,070)                0.63
Options cancelled            (240,800)                  4.18       (186,600)                5.42       (382,700)                6.81
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of year        2,467,374                   2.81      1,431,600                 3.79      1,476,200                 4.06
====================================================================================================================================

Options exercisable, end
   of year                  1,222,898                   3.63        846,400                 4.81        739,565                 5.81
====================================================================================================================================

(a) On January 27, 2004, in consideration for renouncing to the cash payment of the prior year's bonuses, certain officers and employees were granted a total of 288,740 options to buy common shares at an exercise price of CA$3.23. The expense related to the bonuses had been accrued in the eight-month period ended December 31, 2003. Upon issuance of the options, the bonus accrual was reversed and an amount of $253,976, representing the fair value of the options, was credited to contributed surplus.

As at December 31, 2004, a total of 522,214 common share purchase options had been granted over the available limit and are pending the shareholders' approval.


36 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 10. Stock-based compensation plan (continued)

     The following table presents the details of directors, officers and employees options:

                                             December 31,   December 31,     April 30,
                                                     2004           2003          2003
-------------------------------------------------------------------------------------------------------
                                 Number of      Number of      Number of     Number of
                                   options        options        options       options   Exercise price
Date granted   Expiry date (a)     granted    outstanding    outstanding   outstanding              CA$
-------------------------------------------------------------------------------------------------------
1996-04-26     2006-04-25          683,000             --             --            --             0.52
1996-06-21     2006-06-20            4,000             --             --            --             0.63
1996-08-21     2006-08-20           30,000         30,000         30,000        30,000             1.70
1997-08-29     2007-08-28          230,000        137,000        137,000       192,000             4.60
1998-02-09     2008-02-08           40,000             --             --            --             6.25
1998-03-10     2008-03-09           14,000          2,000          2,000         2,000             7.50
1999-02-15     2009-02-14          221,000        111,000        118,000       169,000             6.00
1999-10-08     2009-10-07           30,000             --             --            --             6.00
2000-02-17     2010-02-16          125,000         10,000         27,000        27,000             7.50
2000-03-20     2010-03-19          531,000        165,000        180,000       232,000             7.50
2000-09-11     2010-09-10           11,000             --             --         1,000             7.40
2000-12-05     2010-12-04            8,000          5,000          5,500         5,500             5.95
2001-01-30     2011-01-29           40,000             --             --            --             6.25
2001-08-24     2011-08-23           20,000             --             --            --             4.85
2001-09-05     2011-09-04           90,000             --         90,000        90,000             4.75
2001-12-14     2011-12-13           91,500         53,000         68,000        68,500             3.85
2002-04-11     2012-04-10            5,500          3,000          5,500         5,500             3.58
2002-06-19     2012-06-18          216,400        133,400        204,200       211,200             2.39
2002-08-16     2012-08-15          275,000        275,000        275,000       275,000             1.72
2002-09-05     2012-09-04            2,000          2,000          2,000         2,000             2.50
2002-11-14     2012-11-13           80,000         60,000         80,000        80,000             2.35
2002-11-28     2012-11-27            3,000             --             --         3,000             2.87
2003-02-10     2013-02-09           50,000         44,000         50,000        50,000             1.91
2003-02-27     2013-02-26           32,500         15,000         15,000        32,500             1.81
2003-05-14     2013-05-13           25,900         25,900         25,900            --             1.80
2003-09-10     2013-09-09          111,000        111,000        111,000            --             3.51
2003-11-12     2013-11-11            5,500          2,500          5,500            --             3.82
2004-01-09     2014-01-08          150,000        150,000             --            --             3.00
2004-01-27     2014-01-26          288,740        288,740             --            --             3.23
2004-01-27     2014-01-26           40,000         40,000             --            --             3.04
2004-06-21     2014-06-20          118,334        118,334             --            --             2.14
2004-11-16     2014-11-15           20,000         20,000             --            --             1.28
2004-12-09     2014-12-08          665,500        665,500             --            --             1.10
-------------------------------------------------------------------------------------------------------
                                 4,257,874      2,467,374      1,431,600     1,476,200
-------------------------------------------------------------------------------------------------------
Weighted-average remaining
   contractual life                             8.0 years      7.0 years     7.2 years
-------------------------------------------------------------------------------------------------------

(a) During the year ended April 30, 2003, the Board of Directors of the Company agreed to extend the duration of certain options granted to a former director. Under the conditions of grant governed by the stock option plan, 250,000 options granted to this director were to expire beginning on August 28, 2007. Unless the Board of Directors directs otherwise, the Company's stock option plan stipulates that such options be exercised within ninety
     (90) days following the director's resignation, failing which the options will expire. Following the resignation of the director, the Board of Directors chose to extend the exercise period of the options in recognition of past services rendered to the Company. The exercise period of the options was extended until February 2006 and the exercise price remained the same.


                                                     37 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 10. Stock-based compensation plan (continued)

The fair value of stock options granted during the year ended December 31, 2004 and the eight-month period ended December 31, 2003 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

o    Weighted average expected life: 4.33 years (4.5 years in 2003);

o    Expected volatility: 70% (70% in 2003);

o    Weighted average risk-free interest rate: 3.46% (3.84% in 2003);

o    Dividend rate: 0% (0% in 2003).

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $0.68 ($1.36 in 2003).

     The Company recorded an expense of $142,516, ($18,206 for the eight-month period ended December 31, 2003), using the fair value method, in its operations and deficit statement for stock options granted to employees in the year ended December 31, 2004.

     During the year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair value based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                                         Eight-month
                                                      Year ended        period ended       Year ended
                                               December 31, 2004   December 31, 2003   April 30, 2003
-----------------------------------------------------------------------------------------------------
Net loss as reported                                 $ 9,928,603          $5,832,025       $6,546,604
Less: compensation expense recognized in the
   statement of operations and deficit                  (142,516)            (18,206)              --
Plus: total compensation expense                         344,324             153,296          134,959
-----------------------------------------------------------------------------------------------------
Pro forma net loss                                   $10,130,411          $5,967,115       $6,681,563
-----------------------------------------------------------------------------------------------------
Basic and diluted loss per share
   As reported                                       $     (0.24)         $    (0.20)      $    (0.28)
   Pro forma                                         $     (0.25)         $    (0.20)      $    (0.28)

Other stock options

During the fiscal year ended April 30, 2001, the Company granted 5,000 common stock options to a consultant as partial compensation for services rendered to the Company. The options are exercisable at CA$4.80 and expire on March 19, 2011.

Note 11. Discontinued operations

The Company's bio-optical imaging activities led it to reconsider its involvement in the industrial sector. Due to an economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the ISIS thermal imaging division had not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc. for $5.5 million.

     The operations of the industrial division presented as at April 30, 2003 were reclassified under "profit from discontinued operations". Results are detailed as follows:

                                                                                      Year ended
                                                                                  April 30, 2003
------------------------------------------------------------------------------------------------
Revenues                                                                             $        --
------------------------------------------------------------------------------------------------
Operating loss                                                                       $   516,281
------------------------------------------------------------------------------------------------
Gain on disposal of the industrial division, net of current taxes of $1,318,668      $ 2,996,122
------------------------------------------------------------------------------------------------
Profit from discontinued operations                                                  $(2,479,841)
------------------------------------------------------------------------------------------------

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.


38 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 12. Related party transactions

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:

                                                      Eight-month
                                   Year ended        period ended       Year ended
                            December 31, 2004   December 31, 2003   April 30, 2003
----------------------------------------------------------------------------------
Directors
   Professional fees               $       --                 $--          $58,046
Officers
   Clinical research fees           1,952,581                  --               --
----------------------------------------------------------------------------------
                                   $1,952,581                 $--          $58,046
==================================================================================

These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

Note 13. Research and development expenses

The research and development expenses and the related investment tax credits included in the statement of operations and deficit are as follows:

                                                              Eight-month
                                           Year ended        period ended       Year ended
                                    December 31, 2004   December 31, 2003   April 30, 2003
------------------------------------------------------------------------------------------
Research and development expenses         $ 8,776,341          $3,925,506       $6,305,262
Investment tax credits                     (1,264,856)           (433,865)        (570,792)
------------------------------------------------------------------------------------------
                                          $ 7,511,485          $3,491,641       $5,734,470
==========================================================================================

The Company's investment tax credit claims previously submitted for the fiscal years ended April 30, 2002 and April 30, 2003 were reviewed by the tax authorities in 2004. Following a positive review, the Company collected $593,584 more than what had been originally recorded. The Company applied this excess against research and development expenses incurred in the year ended December 31, 2004.

     The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

Note 14. Income taxes

The current tax recovery presented in the operations and deficit statement for the year ended April 30, 2003 represents the utilization of tax losses to recover current income tax resulting from the gain related to the discontinued operations.

     The variance between the statutory income tax rate (31.02% for December 31, 2004, 31.05% for December 31, 2003 and 34.48% for April 30, 2003) and the
Company's effective income tax rate (nil for December 31, 2004, nil for December 31, 2003 and 12.7% for April 30, 2003) for all the periods presented is mainly attributable to the valuation allowance related to future income tax assets.

     Future income tax assets of $27,402,160 as at December 31, 2004 ($22,239,492 as at December 31, 2003) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent years. They are summarized as follows:

                                                                 December 31, 2004   December 31, 2003
------------------------------------------------------------------------------------------------------
Future income tax assets resulting from
   Tax losses                                                         $ 19,877,131        $ 16,483,069
   Research and development expenses                                     3,732,794           2,656,248
   Excess of tax basis over carrying value of assets                       908,151             805,387
   Federal non-refundable research and development tax credits           2,884,084           2,294,788
------------------------------------------------------------------------------------------------------
                                                                        27,402,160          22,239,492
Valuation allowance                                                    (27,402,160)        (22,239,492)
------------------------------------------------------------------------------------------------------
Net future income tax assets recorded                                 $         --        $         --
======================================================================================================


                                                     39 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 14. Income taxes (continued)

As at December 31, 2004, the non-capital tax losses and unused income tax deductions are available as follows:

                                                                    Federal    Provincial
-----------------------------------------------------------------------------------------
Non-capital losses expiring in
   2005                                                         $ 4,349,241   $ 4,516,114
   2006                                                           6,983,305     4,209,815
   2007                                                          12,108,274    11,492,989
   2008                                                          14,310,463    14,222,579
   2009                                                           9,450,038     9,299,722
   2010                                                           6,181,226     6,109,774
   2014                                                          11,709,132    11,709,132
-----------------------------------------------------------------------------------------
                                                                 65,091,679    61,560,125
Unused income tax deductions
   Research and development expenses which can be deferred
      over an indefinite period                                  10,372,259    16,162,365
-----------------------------------------------------------------------------------------
                                                                $75,463,938   $77,722,490
=========================================================================================

Note 15. Segment information

Beginning January 2004, the Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix(TM) product. The accounting policies of the segments are the same as those described in Note 3.

     The information pertaining to the two operating segments is summarized as follows:

                                                          Year ended December 31, 2004
--------------------------------------------------------------------------------------
                                         Pharmaceutical        Medical         Total
--------------------------------------------------------------------------------------
Sales                                     $ 1,935,000       $     --     $ 1,935,000
Cost of sales                                 915,087             --         915,087
--------------------------------------------------------------------------------------
Gross margin                                1,019,913             --       1,019,913
--------------------------------------------------------------------------------------

Operating expenses
   Research and development                 1,944,023        5,567,462     7,511,485
   Selling, general and administrative      1,314,888        2,159,558     3,474,446
   Amortization                               153,895           95,732       249,627
--------------------------------------------------------------------------------------
                                            3,412,806        7,822,752    11,235,558
--------------------------------------------------------------------------------------
Operating loss                              2,392,893        7,822,752    10,215,645
Interest income                               (84,182)        (216,039)     (300,221)
Foreign exchange loss                           3,695            9,484        13,179
--------------------------------------------------------------------------------------
Net loss                                  $ 2,312,406       $7,616,197   $ 9,928,603
======================================================================================

As at December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

-----------------------------------------------------------------------------
                       Corporate    Pharmaceutical     Medical       Total
-----------------------------------------------------------------------------
Identifiable assets   $12,897,559     $2,132,979     $1,734,349   $16,764,887
=============================================================================


40 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 16. Contractual commitments

The Company is committed under operating leases expiring between 2005 and 2012 to pay a total amount of $3,141,477 principally for its premises.

     The annual commitments for the next five years are as follows:

--------------------------------------------------------------------------------
2005                                                                    $437,984
2006                                                                     394,703
2007                                                                     396,186
2008                                                                     406,337
2009                                                                     403,202

Note 17. Contingency

Letters of credit

As at December 31, 2004, letters of credit of $166,389 (CA$200,000) and $83,195 (CA$100,000) have been issued in favour of a lessor with respect to the rental of certain premises by the Company. A term deposit maturing in April 2005 has been provided as security for these letters of credit.

Note 18. Financial instruments

The financial statements include only primary financial instruments.

     The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

     Except for accounts receivable of $647,583 ($681,875 in 2003) and cash of $28,189 ($2,411,483 in 2003), all other financial instruments are denominated in Canadian dollars.

Note 19. United States generally accepted accounting principles

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP except for the following:

Reconciliation of statements of loss and comprehensive loss

                                                                                     Eight-month
                                                                  Year ended        period ended       Year ended
                                                           December 31, 2004   December 31, 2003   April 30, 2003
-----------------------------------------------------------------------------------------------------------------
Net loss under Canadian and U.S. GAAP                            $ 9,928,603          $5,832,025       $6,546,604
Change in cumulative translation adjustments account (a)          (1,284,686)           (768,167)        (630,301)
-----------------------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                               $ 8,643,917          $5,063,858       $5,916,303
=================================================================================================================

Differences in reported amounts on balance sheets

                                                            Canadian GAAP   Adjustments      U.S. GAAP
-------------------------------------------------------------------------------------------------------
December 31, 2004
   Share capital, share purchase warrants and contributed
      surplus(b)(c)                                          $ 81,170,805   $(8,400,167)  $ 72,770,638
   Deficit(b)(c)                                              (68,122,241)    8,740,968    (59,381,273)
   Cumulative translation adjustments(c)                        1,561,250      (340,801)     1,220,449

December 31, 2003
   Share capital, share purchase warrants and contributed
      surplus(b)(c)                                          $ 67,888,890   $(6,959,591)  $ 60,929,299
   Deficit(b)(c)                                              (56,753,062)    7,300,392    (49,452,670)
   Cumulative translation adjustments(c)                          276,564      (340,801)       (64,237)

April 30, 2003
   Share capital, share purchase warrants and contributed
      surplus(b)(c)                                          $ 56,265,536   $(5,599,588)  $ 50,665,948
   Deficit(b)(c)                                              (49,561,034)    5,940,389    (43,620,645)
   Cumulative translation adjustments(c)                         (491,603)     (340,801)      (832,404)
-------------------------------------------------------------------------------------------------------


                                                     41 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 19. United States generally accepted accounting principles (continued)

(a)  Comprehensive income

     Statement  of  Financial   Accounting  Standard  SFAS  No.  130,  Reporting
     Comprehensive Income, requires that changes during the year in the cumulative translation adjustments account be included in the computation of comprehensive income (loss).

(b)  Share and share purchase warrant issue expenses

     U.S. GAAP requires that share and share purchase warrant issue expenses of $1,440,576 for the year ended December 2004, ($1,360,003 for the eight-month period ended December 31, 2003 and $705,210 for the year ended April 30, 2003) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

(c)  Reporting currency

     The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

Other information

U.S. GAAP requires the presentation of information in the event of a change in fiscal year-end.

Information comparable to the transition period:

                                                                 Year ended          Year ended
                                             Year ended   December 31, 2003   December 31, 2002
                                      December 31, 2004         (unaudited)         (unaudited)
------------------------------------------------------------------------------------------------
Operating loss                              $10,215,645         $ 9,211,400         $ 7,619,954
Loss from continuing operations               9,928,603          10,580,413           6,749,060
Profit from discontinued operations                  --                  --          (1,941,052)
Net loss                                      9,928,603           5,832,025           4,808,008
------------------------------------------------------------------------------------------------

Classification of "other expenses"

Under U.S. GAAP, the item "other expenses" must be classified as an operating expense.

Accounting for stock-based compensation

As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair value based method of accounting as required by U.S. GAAP. The fair value of options granted for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003, was estimated using the Black & Scholes option-pricing model, taking into account a weighted average expected life of 4.33 years for the year ended December 31, 2004, an expected life of 4.5 years for the eight-month period ended December 31, 2003 and seven years for the year ended April 30, 2003. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2004 (70% for December 31, 2003 and for April 30, 2003), the weighted average risk-free interest rate of 3.46% for December 31,2004 (3.84% for December 31, 2003 and 4.72% for April 30, 2003), and
0% dividend policy. A compensation expense is recorded over the vesting periods.

     If the fair value method of accounting had been applied, the Company's net loss and net loss per share for the year ended December 31, 2004, the eight-month period ended December 31, 2003, and the year ended April 30, 2003, would have been, on a pro forma basis:

                                                                             Eight-month
                                                          Year ended        period ended       Year ended
                                                   December 31, 2004   December 31, 2003   April 30, 2003
----------------------------------------------------------------------------------------------------------
Net loss as reported                                     $ 9,928,603          $5,832,025       $6,546,604
Less: compensation expense recognized in the
   statement of operations and deficit                      (142,516)            (18,206)              --
Plus: total compensation expense under the
   fair value based method                                   340,013             185,028          270,121
----------------------------------------------------------------------------------------------------------
Pro forma net loss                                       $10,126,100          $5,998,847       $6,816,725
==========================================================================================================

Basic and diluted net loss per share as reported         $     (0.24)         $    (0.20)      $    (0.28)
Basic and diluted net loss per share, pro forma          $     (0.25)         $    (0.20)      $    (0.29)

The weighted average fair value of options granted for the year ended December 31, 2004 was $0.68 ($1.36 for the eight-month period ended December 31, 2003 and $0.92 for the year ended April 30, 2003).


42 ART | ANNUAL REPORT 2004

Notes to Financial Statements
(In U.S. dollars)

Note 19. United States generally accepted accounting principles (continued)

Accounting changes

A) CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51. FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46R) to clarify some of the provisions of FIN No. 46, and to exempt certain entities from its requirements. The provisions of FIN No. 46R must be applied for the first interim or annual period beginning after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46R did not have an effect on the Company's balance sheets or statements of operations, shareholders' equity and cash flows.

B) INVENTORY COSTS

In November 2004, the FASB issued SFAS 151, Inventory Costs--An Amendment of ARB 43, Chapter 4 (SFAS 151). SFAS 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

o Recognize as current-period charges, idle facility expenses, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB 43;

o Require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

     SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its results of operations and financial condition.

C) EXCHANGES OF NON-MONETARY ASSETS

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets--An Amendment of APB Opinion 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, "Accounting for Non-monetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition.


                                                     43 ART | ANNUAL REPORT 2004

Corporate Information

SCIENTIFIC ADVISORY BOARD                                           CLINICAL ADVISORY BOARD          BUSINESS ADVISORY COUNCIL

Dr. Samuel Achilefu, PhD           Dr. Daniel B. Kopans, MD         Dr. Daniel B. Kopans, MD         Dr. Ronald Lane Goode, PhD
Associate Professor of Radiology   Professor                        (Chairman of the Clinical        Chairman, President & CEO
Washington University School       Harvard Medical School           Advisory Board)                  eXegenics Inc.
of Medicine                        Director and Radiologist         Professor
                                   Breast Imaging Division          Harvard Medical School           Monique Lefebvre
Dr. Irving J. Bigio, PhD           Massachusetts General Hospital   Director and Radiologist         Director of Corporations
Professor                                                           Breast Imaging Division
Boston University                  Dr. Joseph Lakowicz, PhD         Massachusetts General Hospital   Brian Levitt
                                   Professor and Director                                            Co-Chair
Dr. David Boas, PhD                Center for Fluorescence          Dr. Jessica W.T. Leung, MD       Osler, Hoskin & Harcourt, LLP
Assistant Professor                Spectroscopy                     Assistant Professor
Harvard Medical School             University of Maryland,          Division of Breast Imaging       Colin Mallet
Assistant Physicist                Baltimore, and University        Department of Radiology          Former President
Massachussets General Hospital     of Maryland Biotechnology        UCSF Medical Center,             Sandoz Canada Inc.
                                   Institute                        University of California
Dr. Britton Chance, PhD, ScD                                                                         Dr. Jean Marsac, MD, PhD
(Cantab.), MD (Hon.)               Dr. Martin Yaffe, PhD            Dr. Lawrence W. Margolis, MD,    Chairman of the Board
Professor Emeritus                 (Chairman of the Scientific      FACR                             H2i Human Health Investments
University of Pennsylvania         Advisory Board)                  Clinical Professor Emeritus
                                   Professor, Sunnybrook &          Department of Radiation          Gerard Taillon
Dr. Amir H. Gandjbakhche, PhD      Women's College                  Oncology and Dermatology         Senior Vice-President
Investigator                       Health Sciences Centre           University of California,        and Managing Director
Chief Unit on Biomedical                                            San Francisco                    BMO Nesbitt Burns Inc.
Stochastic Physics at the
Laboratory of Integrative and                                       Dr. Mark D. Novick, MD           William Webb
Medical Biophysics                                                  Medical Director, Lead           Former President & CEO
National Institutes of Health                                       Interpreting Radiologist, and    Trex Medical Corp.
                                                                    Owner-Operator
                                                                    New York City Out-patient
                                                                    Breast Imaging Centers

                                                                    Dr. Alfred B. Watson, Jr., MD,
                                                                    MPH, FACR, FACPM
                                                                    Professor
                                                                    Baylor College of Medicine,
                                                                    Texas Medical Center

                                                                    Dr. Martin Yaffe, PhD
                                                                    Professor
                                                                    Sunnybrook & Women's College
                                                                    Health Sciences Centre

Scientific Advisory Board with members of ART's executive team, from left to right:

Front row:               Back row:
Dr. Britton Chance       Dr. David Boas
Dr. Samuel Achilefu      Dr. Daniel B. Kopans
Ms. Micheline Bouchard   Mr. Warren Baker
Dr. Joseph Lakowicz      Dr. Amir H. Gandjbakhche
Dr. Martin Yaffe         Dr. Joe Kozikowski
                         Dr. Irving J. Bigio
                         Mr. Sebastien Gignac

                                    [PHOTO]


44 ART | ANNUAL REPORT 2004

                                                            CORPORATE HEADQUARTERS
BOARD OF DIRECTORS                OFFICERS                  AND OFFICES                       AUDITORS
-------------------------------   -----------------------   -------------------------------   -------------------------------
Benoit La Salle (1)(2)            Benoit La Salle           Headquarters                      Raymond Chabot Grant
Chairman of the Board             Chairman of the Board     2300 Alfred-Nobel Blvd.           Thornton, LLP
ART Advanced Research                                       Montreal, Quebec H4S 2A4          600 de La Gauchetiere St. W.
Technologies Inc.                 Micheline Bouchard        Canada                            Suite 1900
President & CEO                   President & Chief         Tel: (514) 832-0777               Montreal, Quebec H3B 4L8 Canada
Semafo Inc.                       Executive Officer         Fax: (514) 832-0778
                                                            www.art.ca                        TRANSFER AGENT
Micheline Bouchard                Warren Baker
President & CEO                   Chief Operating Officer   Office                            National Bank Trust
ART Advanced Research                                       5897 St-Francois Road             1100 University Street
Technologies Inc.                 Jacques Bedard            Montreal, Quebec H4S 1B6          Suite 900
                                  Chief Financial Officer   Canada                            Montreal, Quebec H3B 2G7
Raymond Cyr (1)(2)                                                                            Canada
Chairman of the Board             Pierre Couture            LEGAL COUNSEL
Polyvalor Inc.                    Vice-President                                              COMMON STOCK
                                  Sales & Marketing         Osler, Hoskin & Harcourt, LLP
Dr. Jacques Courville (1)                                   1000 de La Gauchetiere St. W.     The Common Shares of ART
Former Vice-President             Sebastien Gignac          Suite 2100                        Advanced Research
Medical Research                  Corporate Secretary and   Montreal, Quebec H3B 4W5 Canada   Technologies Inc. are listed on
Merck Frosst Canada               General Counsel                                             the Toronto Stock Exchange
                                                                                              (TSX) under the symbol "ARA"
Pierre Dutheil (2)                Dr. Joe Kozikowski
Director of Corporations          Chief Medical Officer                                       ANNUAL MEETING

George N. Fugelsang               Jacques Raymond                                             May 26, 2005
Former CEO of Dresdner            Vice-President                                              Hotel Omni Mont-Royal
Kleinwort Benson North America    Business Development                                        Montreal, Quebec
Member of the Board of Trustees                                                               Canada
of Thunderbird and the Board of
Trustees of Mrs. Fields Famous
Brands, Inc.

(1)  Member of the Corporate Governance, Human Resources and Compensation
     Committee

(2)  Member of the Audit and Environment Committee

                     Additional copies              Si vous preferez recevoir ce
                     of this annual report are      rapport annuel en francais,
                     available from:                veuillez vous adresser au :

                     The Secretary of the Company   Secretaire de la Societe
                     2300 Alfred-Nobel Blvd.        2300, boul. Alfred-Nobel
                     Montreal, Quebec               Montreal (Quebec)
                     Canada H4S 2A4                 Canada H4S 2A4

                                    Molecular
                                 imaging is the
                                    next big
                                medical advance.

                   (BUT WHY TAKE OUR WORD FOR IT? SEE INSIDE.)

                                     [LOGO]

                    ART Advanced Research Technologies Inc.

                                   www.art.ca

ISSN 1703-809X o Legal deposit: Bibliotheque nationale du Quebec and National Library of Canada o 2005 o PRINTED IN CANADA o Design: Ardoise Design Communications inc. o www.ardoise.com